UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CARTESIAN, INC.
(Name of Subject Company)

CARTESIAN, INC.
(Name of Person Filing Statement)

Common Stock, $0.005 par value per share
(Title of Class of Securities)

146534102
(CUSIP Number of Class of Securities)

Donald J. Tringali
Executive Chairman
Cartesian, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210
(913) 345-9315

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

James S. Swenson
B. Scott Gootee
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, Missouri 64106
(816) 691-2700

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Cartesian, Inc., a Delaware corporation (which we refer to as “Cartesian,” the “Company” or “we”). Cartesian’s principal executive offices are located at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210 and its telephone number is (913) 345-9315.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Cartesian’s shares (“Shares”) of common stock, par value $0.005 per share (which we refer to as “Common Stock”). As of April 9, 2018, the latest practicable date prior to the filing of this Schedule 14D-9, there were 9,387,069 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.
(a)	Name and Address.

The name, business address and business telephone number of Cartesian, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1. “Subject Company Information—Name and Address” above. The Company’s website address is www.cartesian.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b)	Tender Offer and Merger.

This Schedule 14D-9 relates to the tender offer by Cartesian Holdings, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly-owned subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (which we refer to as “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined below, any and all of the outstanding Shares at a purchase price of $0.40 per Share, net to the seller in cash (which we refer to as the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2018 by Merger Sub and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at one minute after 11:59 p.m. New York City time on May 11, 2018 (which we refer to as the “Expiration Time”, unless the period during which the Offer is open has been extended in accordance with the Merger Agreement, as defined below, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 21, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides that following the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (which we refer to as the “Merger”). A summary of the material terms of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law and the Merger Agreement) of certain conditions, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time, together with Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of the sum of (i) the total number of Shares then outstanding, plus (ii) the aggregate number of Shares then issuable to holders of options to acquire Shares granted by the Company pursuant to any Company stock plan who have given notice of exercise to purchase such Shares prior to the expiration of the Offer (which we refer to as the “Minimum Tender Condition”). The conditions of the Offer are described further in Section 15—“Conditions of the Offer” of the Offer to Purchase.

The Merger Agreement provides, among other things, that upon the terms and subject to the conditions of the Offer, including the satisfaction or waiver of all the conditions of the Offer, immediately after the Expiration Time, Merger Sub will irrevocably accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”). In the event that a special meeting of the Company’s stockholders (the “Company Shareholder Meeting”) is required to approve the Merger Agreement and complete the Merger, as soon as reasonably practicable following the Offer Acceptance Time or the Expiration Time, as the case may be, the Company will prepare and file the Proxy Statement of the Company (the “Proxy Statement”) with the SEC. Following the clearance of the Proxy Statement by the SEC and subject to the other provisions of the Merger Agreement, the Company will, as soon as reasonably practicable thereafter convene the Company Shareholder Meeting. If the holders of more than fifty percent (50%) of the outstanding shares vote to approve the Merger Agreement and the other conditions set forth in the Merger Agreement are satisfied or waived, the Merger will be completed. In the Merger, each Share remaining outstanding after consummation of the Offer (other than Shares owned directly by the Company or Merger Sub and Shares as to which appraisal rights have been perfected and not withdrawn or lost under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes, and the Company as the surviving corporation in the Merger (the “Surviving Corporation”) will then become a wholly owned subsidiary of Parent. Upon the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement provides that effective upon the earlier of the Offer Acceptance Time or the closing of the Merger, the Company will pay (and the Parent will cause the Company to pay) any and all reasonable and documented out-of-pocket fees and expenses, whether billed or unbilled, incurred by the Company at or prior to the closing of the Merger in connection with the sale of the Company, including, without limitation, in connection with the preparation, negotiation and execution of the Merger Agreement and any document in connection therewith, and the performance and consummation of the transactions contemplated thereby, and the fees and expenses of the Company’s financial advisor.

On March 21, 2018, the Company entered into an Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of July 19, 2010, by and between the Company and Computershare Trust Company, N.A. (“Rights Agreement”) to provide that the rights issued under the Rights Agreement would be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference. Such summary and information are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the principal office of Merger Sub is located at c/o Blackstreet Capital Holdings, LLC, 5425 Wisconsin Ave, Suite 701, Chevy Chase, Maryland 20815, and its telephone number is (240) 223-1333, and the principal office of Parent is located at c/o Blackstreet Capital Holdings, LLC, 5425 Wisconsin Ave, Suite 701, Chevy Chase, Maryland 20815 and its telephone number is (240) 223-1333.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, including the exhibits hereto and the documents incorporated herein by reference, can be obtained without charge from the SEC’s website at www.sec.gov.

For the reasons described below, the Company’s Board of Directors (the “Board” or “Board of Directors”) unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

(a)	Arrangements with the Company’s Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see Item 4. “The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company stock options and Company restricted stock unit awards and other awards of restricted stock;
•	the potential receipt of certain payments and benefits under individual executive employment agreements upon certain types of termination of employment events either prior to or following the consummation of the Transactions; and
•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information in the Information Statement filed as Exhibit (a)(8) and Annex III to this Schedule 14D-9, which is incorporated by reference herein. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under the Exchange Act, in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the shareholders of the Company.

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of April 9, 2018, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company stock options, Company restricted stock unit awards and other awards of restricted stock) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)		Cash Consideration for Shares ($)
Donald J. Tringali	25,000		10,000
Dermod Ranaghan	24,199		9,680
William Hill	51,372		20,549
Peter H. Woodward	212,513	(1)	85,005
Thomas A. Williams	20,000		8,000
Micky K. Woo	413,904	(2)	165,562
Robert J. Currey	82,200		32,880
All of our current directors and executive officers as a group	829,188		331,675
(1)	These shares are owned by MHW Partners, L.P., of which Mr. Woodward is the general partner.
(2)	Includes 200,000 shares held by the Woo 2014 Family Trust, 198,904 shares held by the Micky K. Woo Trust, and 15,000 shares held by Growth Unlimited, Inc.

Treatment of Company Equity Awards

Stock Options.   Pursuant to the Merger Agreement, at the Effective Time each option to acquire Shares granted by the Company pursuant to the Company’s equity plans (“Company Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to (a) the excess, if any, of the Merger Consideration (as defined below) over the per Share exercise price of the applicable Company Option, multiplied by (b) the aggregate number of Shares subject to such Company Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. “Merger Consideration” means an amount equal to the Offer Price (subject to any applicable withholding tax), without interest.

Restricted Stock Awards.   Pursuant to the Merger Agreement, at the Effective Time, each award of restricted stock under any Company stock plan that is outstanding immediately before the Effective Time whether or not vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder thereof, will be canceled and converted into the right to receive from the Surviving Corporation an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Shares subject to such award plus (ii) all dividends, if any, accrued but unpaid as of the Effective Time with respect to such award regardless of any prior election the holder of any such award may have made with respect to the payment of such accrued but unpaid dividends. The payment of such amount shall be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of that award.

Quantification of Cash Out of Company Compensatory Awards

The table below sets forth, for each of our directors and executive officers holding Company awards of restricted stock, as applicable, as of April 9, 2018, (i) the aggregate number of Shares subject to such awards of restricted stock and (ii) the cash consideration to be received in the Merger for such Shares, calculated by multiplying the Merger Consideration by the number of Shares subject to such awards. None of the executive officers holds any restricted stock awards. None of the directors and executive officers holds any restricted stock units or holds any in-the-money stock options (i.e. options with an exercise price less than $0.40 per share), pursuant to which any cash consideration would be paid in respect of such stock options in connection with the Offer or the Merger.

Name of Director	Number of Shares Subject to Restricted Stock Awards (#)	Cash Consideration for Restricted Stock Awards ($)
Robert Currey	12,500	5,000
Donald J. Tringali	12,500	5,000
Tom Williams	12,500	5,000
Micky K. Woo	12,500	5,000
Peter Woodward	—	—

Severance and Change of Control Provisions in Employment Agreements

William Hill, President of the Company, and Dermod Ranaghan, Chief Financial Officer of the Company, are parties to employment agreements with the Company and its subsidiaries that include severance or change of control provisions. Mr. Ranaghan’s employment agreement contains severance provisions but does not contain any provisions relating to compensation upon a change of control or in the event of termination of employment in connection with a change of control. Donald J. Tringali, Executive Chairman of the Company, is not a party to an employment agreement with the Company. The Company’s employment agreement with Peter Woodward, a director and Special Advisor to the Executive Chairman, does not include any severance or change of control provisions.

The Employment Agreement with William Hill

The Company is party to an Employment Agreement dated September 26, 2018 with William Hill, President of the Company (the “Hill Employment Agreement”). The Hill Employment Agreement has a one-year term, unless terminated earlier as discussed below. If not earlier terminated, the Hill Employment Agreement will renew automatically for successive one-year renewal terms unless either party gives the other party 60 days advance notice of such party’s intent not to renew.

The Company may terminate the Hill Employment Agreement at any time, with or without “cause,” as defined in the Hill Employment Agreement, upon written notice to Mr. Hill and Mr. Hill may terminate the Hill Employment Agreement at any time upon thirty days written notice to the Company. Upon termination by the Company for “cause” or termination by Mr. Hill other than for his “constructive termination,” Mr. Hill will be entitled to the Accrued Benefits. “Accrued Benefits” are any compensation earned through the date employment ended, any unused vacation time, any reimbursable business expenses incurred through such date, and all other vested accrued benefits under any agreements between Mr. Hill and the Company and any applicable Company plans, programs, policies or arrangements, including without limitation, any incentive compensation agreements. Upon termination by the Company without “cause” or upon the “constructive termination” by Mr. Hill, Mr. Hill will be entitled to a cash severance payment of six months of base salary (payable over six months), six months of premiums for COBRA coverage, and the Accrued Benefits.

The Hill Employment Agreement also provides benefits to Mr. Hill relating to termination of the Hill Employment Agreement in connection with a “change in control” of the Company in certain circumstances. The terms and provisions of the Hill Employment Agreement will continue following a “change in control” of the Company. However, in the event that the Company terminates the Hill Employment Agreement without cause (or fails to allow for the renewal of the term of the Hill Employment Agreement) and other than for death or disability, or Mr. Hill terminates the Hill Employment Agreement due to his constructive termination, at any time three months before or 12 months after a “change in control” of the Company, Mr. Hill will be entitled to a cash severance payment of 12 months of base salary in a lump sum, 12 months of premiums for COBRA coverage, the immediate vesting of any unvested stock options and the Accrued Benefits. To be eligible for any payments, Mr. Hill must comply with the confidentiality, invention assignment, non-compete and non-solicit provisions in his agreement.

The Hill Employment Agreement defines a “change in control” of the Company to mean: (i) the sale, lease, conveyance or other disposition of at least 50% of the Company’s assets; (ii) the direct or indirect acquisition by a person or group of beneficial ownership of more than 50% of the Company’s voting securities; or (iii) a merger (in which the Company is not the surviving entity), consolidation, liquidation or dissolution of the Company or winding up of its business.

During the term of the Hill Employment Agreement and thereafter, Mr. Hill has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating to his service to the Company. Additionally, Mr. Hill has agreed that, during the term of his employment and for a one-year period thereafter, he will not (i) compete with the Company, (ii) solicit employees or independent contractors of the Company to terminate their relationship with the Company or (iii) solicit or do business with any customers or clients of the Company who were customers or clients during the twelve-month period prior to the termination of his employment or prospective customers or clients of the Company during the six-month period prior to the termination of his employment.

The Employment Agreement with Dermod Ranaghan

Dermod Ranaghan was appointed as interim Chief Financial Officer of the Company effective on November 15, 2017. Mr. Ranaghan previously served as Managing Director of the Company’s EMEA unit since September 2011 and continued in that capacity after his appointment as interim CFO. Mr. Ranaghan’s employment is governed by his Employment Agreement dated as of July 19, 2017 with Cartesian Limited, which was entered into prior to his appointment as Chief Financial Officer of the Company and is governed by the laws of England (“Ranaghan Employment Agreement”).

Mr. Ranaghan’s compensation under the Ranaghan Employment Agreement includes a base salary of £125,000, the right to participate in Cartesian Limited’s bonus program and retirement plan and the right to receive certain other benefits. If Mr. Ranaghan is terminated without “cause”, Mr. Ranaghan is entitled to 12 months of salary and the monetary value of the Company’s employer pension contributions over 12 months, a payment in lieu of any outstanding accrued but untaken holiday entitlement and potentially a statutory payment under the laws of England. The payment of nine months of such severance compensation is subject to the condition that Mr. Ranaghan comply with the confidentiality and non-solicit provisions in his agreement. The Ranaghan Employment Agreement does not contain any provisions relating to compensation upon a change of control or in the event of termination of employment in connection with a change of control.

During the term of the Ranaghan Employment Agreement and thereafter, Mr. Ranaghan has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating to his service to the Company. Additionally, Mr. Ranaghan has agreed that, during the term of his employment and for a period of 12 months thereafter, he will not (i) solicit employees or independent contractors of the Company with whom he had material dealings at any time in the 12 months prior to the termination of his employment, to terminate their relationship with the Company or (ii) solicit or do business with any customers or clients of the Company with whom he had material dealings at any time in the 12 months prior to the termination of his employment.

Compensation of Donald J. Tringali

Donald J. Tringali is entitled under the Charter of the Strategic Review Committee adopted in 2016 to reasonable compensation as determined by the Board of Directors for his services as Chairman of that committee since June, 2016. On March 30, 2018, the Compensation Committee of the Board approved recommending to the Board that it authorize the payment to Mr. Tringali of additional compensation of $100,000, subject to the approval of Parent. The payment of additional compensation has not yet been approved by the Board. The payment of any additional compensation that may be approved by the Board would not be contingent on the consummation of the Offer or the Merger, but would be subject to the approval of Parent under the terms of the Merger Agreement.

Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The discussion below does not include disclosure regarding John Ferrara, who was a named executive officer during the Company’s last full fiscal year. Mr. Ferrara’s employment with the Company ended effective November 15, 2017 and he is not entitled to any compensation in connection with the Offer or the Merger.

To the extent that any of our named executive officers’ compensation arrangements are described in “— Severance and Change of Control Provisions in Employment Agreements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of April 9, 2018, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;
•	the change in control was consummated on April 9, 2018, the latest practicable date prior to the filing of this Schedule 14D-9;
•	each named executive officer’s employment is terminated by the Company without “cause” or by not renewing the term of the agreement or by the executive officer upon a “constructive termination “ immediately following the change in control; and
•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated using the Merger Consideration of $0.40 per Share.

The amounts in the table below do not include any value received in respect of Company equity awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name	Cash ($)(5)	Equity ($)(6)	Perquisites/ Benefits ($)(7)	Total ($)
Named Executive Officers
Donald J. Tringali(1)	—	5,000	—	5,000
Dermod Ranaghan(2)	—	—	—	—
William Hill(3)	250,000	—	20,545	270,545
Peter Woodward(4)	—	—	—	—
(1)	On November 2, 2017, the Board of Directors designated Mr. Tringali, Executive Chairman of the Company, as the principal executive officer of the Company effective upon the resignation of Mr. Woodward from his position as Chief Executive Officer of the Company.
(2)	On November 2, 2017, the Board of Directors appointed Mr. Ranaghan, Managing Director of the Company’s EMEA unit, as interim Chief Financial Officer for the Company, effective as of November 15, 2017. The Ranaghan Employment Agreement contains severance provisions relating to termination of employment in certain circumstances, but does not contain any provisions relating to compensation upon a change of control or in the event of termination of employment in connection with a change of control.
(3)	Mr. Hill serves as President of the Company. In the event that the Company terminates the Hill Employment Agreement without cause (or fails to allow for the renewal of the term of the Hill Employment Agreement) and other than for death or disability, or Mr. Hill terminates the Hill Employment Agreement due to his constructive termination, at any time three months before or 12 months after a “change in control” of the Company, Mr. Hill will be entitled to a cash severance payment of 12 months of base salary, 12 months of premiums for COBRA coverage, the immediate vesting of any unvested options (none of which are in-the-money) and the Accrued Benefits.
(4)	Mr. Woodward served as Chief Executive Officer of the Company until November 15, 2017 and has served as Special Adviser to the Executive Chairman of the Company since that time.
(5)	The amount shown in this column represents the pre-tax value of the cash severance amount payable to Mr. Hill in connection with certain termination of employment events described in footnote (3) above.
(6)	The amount shown in this column represents the cash consideration payable in respect to 12,500 shares of restricted stock granted to Mr. Tringali for his service as a director of the Company, calculated on a pre-tax basis by multiplying the Merger Consideration by the number of unvested Shares subject to such Company restricted stock award. All unvested Company stock options held by the named executive officers are out-of-the-money based on the Merger Consideration of $0.40 per Share and therefore will be cancelled without consideration, accordingly, no value appears in this column with respect to such unvested Company stock options.
(7)	The amount shown in this column represents 12 months of premiums for COBRA coverage payable to Mr. Hill as described in footnote (3) above.

Future Employee Benefits

Pursuant to the Merger Agreement, Parent agreed that it will or will cause the Surviving Corporation and its subsidiaries to, (i) give those employees who are, as of the Effective Time, employed by the Company and its subsidiaries (the “Continuing Employees”) full credit for purposes of determining eligibility and vesting (but not for purposes of any benefit accruals) under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation (other than any defined benefit or equity-based plans), including, but not limited to, vacation and paid time off accruals, (collectively, the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its subsidiaries; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time to the same extent waived by the Company and its subsidiaries or otherwise not subject to a limitation by the Company and its subsidiaries; (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; and (iv) honor in accordance with their terms all employee benefit plans or arrangements maintained by the Company immediately prior to the Effective Time.

Rule 14d-10(d) Matters

In connection with approving the Company’s entry into the Merger Agreement and the Transactions, the Compensation Committee of the Board of Directors approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its subsidiaries and the Company’s executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

According to the Offer to Purchase, (i) Parent may offer certain members of the Cartesian management team the opportunity to invest in Merger Sub (as the Surviving Corporation), by either making a cash investment in the Surviving Corporation or exchanging their Shares for equity interests in the Surviving Corporation with an equivalent value, or through option grants, (ii) specific terms of a potential investment or equity interest in Surviving Corporation have yet to be finalized, and (iii) in addition, there is currently no commitment to make such an investment or to accept such an investment, and neither the Offer nor the Merger is conditioned upon any employee or director of Cartesian entering into any agreement, arrangement or understanding concerning such investment.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from and after the Effective Time and for a period of six years thereafter, each of Parent and the Surviving Corporation will jointly and severally:

(i)	indemnify and hold harmless each individual who served as a director or officer of the Company or its subsidiaries prior to the Effective Time (collectively, the “Indemnified Parties”) (in such person’s capacity as such and not as stockholders of the Company or any of its subsidiaries) to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any claim and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and
(ii)	promptly pay on behalf of or, within thirty days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, any expenses incurred in investigating, preparing to defend or investigate, defending, settling serving as a witness with respect to or otherwise participating in (including on appeal) any claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of expenses upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Party to repay such advanced expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Party was not entitled to indemnification with respect to such expenses; provided, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

The Merger Agreement provides that, from the Effective Time and for a period of six years thereafter, Parent and the Surviving Corporation will keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement between or among the Company or any of its subsidiaries and any Indemnified Party providing for the indemnification of and advancement of expenses to such Indemnified Party.

Under the Merger Agreement, as of the Effective Time, Parent and Merger Sub have agreed that the Company will or, if the Company is unable to, Parent will cause the Surviving Corporation to, obtain and fully pay the premium for “discovery periods,” “extended reporting periods,” or other such periods however they may be named of no less than six years in duration commencing at the Effective Time (“Run-Off Period”) that shall provide coverage otherwise available under the Company’s existing primary and excess directors and officers liability insurance policies and the Company’s existing primary and excess fiduciary liability insurance policies for claims made during the Run-Off Period based on actual or alleged wrongful acts occurring prior to the Run-Off Period.

(b)	Arrangements of the Company and certain stockholders with Merger Sub and Parent and their Affiliates.

Merger Agreement

On March 21, 2018, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“ The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. It is not intended to provide any other factual information about Parent, Merger Sub or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the proposed Merger or the other transactions contemplated by the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Non-Disclosure Agreement

The Company and Parent’s affiliate, Blackstreet Capital Holdings, LLC, entered into a customary non-disclosure agreement regarding confidentiality, dated November 28, 2017 (the “Non-Disclosure Agreement”) in connection with a possible transaction involving the Company. Under the terms of the Non-Disclosure Agreement, all information and materials furnished pursuant to the Merger Agreement shall be subject to the provisions of the Non-Disclosure Agreement.

This summary and description of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Loan Agreements

Upon signing of the Merger Agreement, Parent’s designee, Auto Cash Financing, Inc. committed to make available a secured loan to the Company of up to One Million Dollars ($1,000,000) to be used for working capital of the Company or its subsidiaries (the “Working Capital Loan”). In connection with the loan transaction, the Company issued a Term Loan Note for Working Capital dated March 21, 2018 (“Working

Capital Note”) to Parent’s designee. Amounts funded under the Working Capital Loan bear interest at an annual rate of ten percent (10%) and are secured by a lien on all assets of the Company (including all direct and indirect equity interests owned by the Company) and all assets of each subsidiary of the Company (except certain assets that are pledged by the Company to Elutions Capital Ventures S.a. r.l), subordinate only to Permitted Encumbrances (as defined in the Security Agreement dated March 21, 2018 by and among Cartesian, Inc. and its subsidiaries included therein and Auto Cash Financing, Inc. relating to the Working Capital Note (the “Security Agreement”) and any Permitted Security as defined in the Debenture dated March 27, 2018 by and among Cartesian, Inc. and its subsidiaries included therein and Auto Cash Financing, Inc. relating to the Working Capital Note (the “Debenture”)). This summary and description of the Working Capital Note, Security Agreement, and Debenture are only summaries and are qualified in their entirety by reference to the Working Capital Note, Security Agreement and Debenture Agreement, which are filed as Exhibits (e)(4), (e)(5), and (e)(6) hereto and incorporated herein by reference.

Tender and Support Agreement

As a condition to entering into the Merger Agreement, the Parent required that each of the Company’s officers and directors enter into a Tender and Support Agreement (“Support Agreement”) in favor of Parent and Merger Sub. The Support Agreement includes, among other things, an agreement by the Company’s officers and directors to irrevocably tender all of their Shares in the Offer, subject to the terms and conditions of the Support Agreement. However, the Support Agreement acknowledges that the officers and directors are entering into such agreement solely in their capacity as stockholders and therefore does not limit their fiduciary duties or taking any action in their capacity as an officer or director of the Company. This summary description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Beneficial Ownership

According to the Offer to Purchase, except as provided in the Merger Agreement, pursuant to the Support Agreement, or as otherwise described in the Offer to Purchase, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, any of the persons listed in Schedule I to the Offer to Purchase or any majority-owned subsidiary of the Offeror Group or any of the persons so listed beneficially owns or has any right to acquire, directly or directly, any Shares and (ii) none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. According the Offer to Purchase, the Offeror Group consists of Blackstreet Capital Holdings, LLC, BCH Investors, LLC, Blackstreet Capital Investors, LLC, Parent and Merger Sub.

Item 4.	The Solicitation or Recommendation.

On March 21, 2018, the Board of Directors unanimously (i) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Cartesian and its stockholders; (ii) in accordance with the Delaware General Corporation Law (“DGCL”), approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement; (iii) resolved that the Merger Agreement and the Merger be effected following a vote on the adoption of the Merger Agreement by Company stockholders (if such vote by the holders of a majority of the outstanding shares of Cartesian stock is required by Delaware law and the Merger Agreement to adopt the Merger Agreement); and (iv) resolved to recommend that Cartesian’s stockholders accept the Offer and tender their Shares in the Offer.

Accordingly, and for other reasons described in more detail below, the Board of Directors recommends that holders of Shares tender their Shares to Merger Sub pursuant to the Offer.

(i)	Background of Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board of Directors, members of Company management or the Company’s representatives and other parties.

The Company is a leading provider of consulting services and managed solutions to the global leaders in the communications, digital media and technology sectors. The Company has segmented its operations primarily on a geographic basis. The Company offers operational, technology and software consulting services inside North America (referred to herein as the “North America Business”) and offers the same type of services in Europe, the Middle East and Asia (referred to herein as the “EMEA Business”).

As part of its ongoing evaluation of the Company’s business, the Company’s board of directors, or Board, together with management, regularly reviews and evaluates the Company’s business, operations, strategy and prospects as an independent company, with a view toward enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered various strategic alternatives to the Company’s business strategies as an independent company, including potential changes to the Company’s strategy and direction, strategic transactions, potential acquisitions and a possible sale of the Company.

At a meeting of the Board held on April 11 and 12, 2016, the Board established a Special Committee, comprised of independent directors Micky Woo and Bob Currey, to consider and recommend to the Board various strategic alternatives to improve stockholder value and protect against future and financial risks. The Special Committee also determined that Stinson Leonard Street LLP (“Stinson”) would advise the Special Committee in view of its expertise in mergers and acquisitions, securities and corporate law and knowledge of the Company and its industry gained through its long-standing role as outside counsel to the Company.

At a Special Committee meeting held on June 6, 2016, Stinson advised the Committee regarding its fiduciary duties in connection with the review of strategic alternatives and a possible sale of control of the Company. Also at that meeting the Special Committee determined to recommend to the Board that the Board (1) adopt a proposed charter for the committee prepared by Stinson; (2) change the name of committee to the “Strategic Review Committee” (the “SRC” or the “Committee”); (3) appoint additional independent directors, Don Tringali and Tom Williams, as members of the SRC; and (4) appoint Mr. Tringali as chairman of the SRC. The SRC also determined that it was prudent to begin a search for a financial advisor to assist and advise the SRC in the undertaking of its duties, including evaluating and pursuing one or more strategic alternatives that the SRC determined to explore. The Committee recognized that one of the strategic alternatives that might be proposed could involve a potential conflict of interest, including one or more members proposing a buyout of the Company’s stockholders that would be financially supported by a private equity firm or other financial sponsor (“MBO”). To be prepared for that contingency, the Charter of the Committee being recommended to the Board called for the Board to delegate all of its authority, to the extent legally permissible, to the SRC: (i) to identify and evaluate all strategic alternatives that are reasonably available to the Company; (ii) to select a time frame and process for pursuing implementation of the strategic alternative that the SRC determined to be fair to, and in the best interests of, the Company and its stockholders; (iii) to negotiate, and accept or reject, any proposed transaction; (iv) to retain financial and legal advisers at the Company’s expense and determine their fee arrangements; and (v) if Board approval of a proposed transaction was required by applicable law, to recommend to the Board whether the directors should or should not vote in favor of it. The Charter contemplated evaluation by the SRC of the following types of strategic alternatives: (i) remaining independent and implementing the Company’s strategic plan; (ii) selling the Company; (iii) a MBO or going private transaction; or (iv) a leveraged recapitalization.

At a meeting of the Board held on June 6 and 7, 2016, the Board adopted all of the recommendations of the SRC described above.

Beginning in June 2016, Mr. Tringali and other members of the SRC contacted, interviewed and/or met with nine different investment banking firms, including firms based in North America as well as the United Kingdom (“UK”), for the purpose of determining the best candidate to serve as financial advisor to the SRC. The status of these discussions was reported on and discussed at SRC meetings held on July 22, August 5, August 16, and August 30, 2016.

At a meeting of the SRC held September 6, 2016, the SRC determined that, based on its experience, industry knowledge, execution plan, and willingness to commit resources to the objective, Armory Securities, LLC (“Armory”) was the preferred firm, and authorized Mr. Tringali to negotiate an engagement letter with Armory. The engagement letter, dated September 29, 2016, was approved by the SRC at a meeting held October 5, 2016.

At a meeting of the SRC held November 15, 2016, Armory gave a presentation to the Committee regarding strategic alternatives for the Company and reviewed with the Committee the written materials that had previously been provided to and commented upon by members of the Committee. Armory discussed the due diligence that had been conducted by Armory, and then outlined the three principal strategic alternatives for consideration: (1) remaining independent and pursuing the Company’s growth strategy; (2) exploring a possible sale of the Company, including potentially a buyout by management of the EMEA Business or a sale of the entire Company; and (3) engaging in a leveraged recapitalization. Armory provided a summary of each of these alternatives and noted that each involved unique advantages, disadvantages and execution risks. The Committee determined that a potential sale of the Company was the strategic alternative likely to produce the highest value for stockholders and therefore would explore it through a competitive sale process, which would be directed and controlled by the Committee with assistance from its financial and legal advisers. The Committee also authorized and directed management and Armory to prepare a targeted list of potential buyers for review by the Committee.

At a meeting of the SRC held January 13, 2017, Armory reported on, among other things, the declining performance of the Company. Armory noted that declines in top-line revenue and access to cash could have a significant adverse impact on the strategic review and outreach process. The Committee addressed this with management and asked that a definitive plan to address these issues be presented at the next meeting of the Board.

At a meeting of the SRC held on January 31, 2017, the Committee received an update from Armory on its activities, as well as a timeline showing anticipated milestones. Armory reported that it had been in contact with 36 “Tier -A” potential strategic and financial partners and reported on the status of each. Armory indicated that it planned to send to all parties who had expressed interest a “process letter” outlining requirements to participate in the process as a potential bidder for the Company.

The SRC held meetings on February 16, March 2, April 3, April 13, and May 9, 2017, during which Armory updated the Committee on the strategic review process, including the status of discussions with specific potential bidders.

At a meeting of the SRC held on June 5, 2017, the Committee reviewed materials provided by Armory analyzing the relative value to stockholders of the leading strategic alternatives. These included a “sum of the parts” option where Cartesian, Ltd., the Company’s subsidiary that primarily conducts the EMEA Business would be sold to certain members of EMEA management located in the UK (“UK Management”). UK Management was working with a UK financial sponsor to provide the financing needed for the acquisition of Cartesian, Ltd. (“EMEA MBO”). That alternative also contemplated a concurrent acquisition of the North America Business by a separate party (“Party A”) which would be accomplished by merging a subsidiary of Party A into Cartesian, Inc. and converting the Cartesian shares into the right to cash and stock from Party A (the “North America Sale”). Party A is a publicly-traded company headquartered in the US. The proposed EMEA MBO and the proposed North America Sale are referred to collectively herein as the “Team Proposal”.

At a meeting of the SRC held on June 27 and 28, 2017, the Committee, with input from management and its financial and legal advisors, determined that, at that time, it appeared that the Team Proposal was the best reasonably available alternative to maximize value to stockholders. The Committee authorized Mr. Tringali to negotiate the terms of respective letters of intent and exclusivity agreements as necessary to facilitate the completion of respective due diligence and respective negotiation of definitive agreements for the Team Proposal (“LOI”).

At a meeting of the SRC held on July 12, 2017, the Committee reviewed and approved the LOI for the proposed EMEA MBO that had been negotiated with UK Management and the financial sponsor they were then working with at that time (“First Financial Sponsor”). Mr. Tringali subsequently executed the LOI for the proposed EMEA MBO on behalf of the Committee.

Following the execution of the LOI for the proposed EMEA MBO, UK Management and the First Financial Sponsor engaged in due diligence on the EMEA Business and Party A conducted due diligence with respect to the proposed North America Sale. The SRC continued to have update calls with Armory virtually every week.

At a meeting of the SRC held on September 12, 2017, Armory reported that the First Financial Sponsor was expected to make its final pricing decision by the end of the week. Armory reported that due to declining performance in EMEA, the SRC should not be surprised to receive a reduced offer. The SRC instructed Armory to reconnect with other potential bidders, since the exclusivity period under the LOI for the proposed EMEA MBO had expired.

On or about September 18, 2017, Armory informed the SRC that it had been informed by the First Financial Sponsor that it had decided not to support the EMEA MBO. At a meeting of the SRC held on September 19, 2017, the Committee discussed the impact of this decision, potential corrective action to be taken, and strategies for continuing the strategic review process. Armory reported that it had remained in contact with other interested parties and would re-engage with them, but cautioned that the declining Company performance, and the consistent failure to meet projections, would likely negatively impact potential full-company bids as well.

For the next several weeks, Armory re-engaged in discussions with parties who had previously expressed interest in a potential bid and facilitated due diligence and management meetings. Additionally, UK Management was seeking a new financial sponsor in an effort to resurrect the proposed EMEA MBO. The SRC continued to hold weekly update calls while the search for that financial sponsor was underway.

At a Special Meeting of the Board held October 6, 2017, the Board appointed Mr. Tringali to the position of Executive Chairman of the Board for the purpose of enabling him to have a more active role in management decisions affecting the performance of the Company and the ability of the Company to complete the strategic review process. The Board also amended the Charter of the SRC to allow Mr. Tringali to continue to serve on the Committee even though he would not be considered independent under Nasdaq rules during the period he served as Executive Chairman.

At a Special Meeting of the Board held October 30, 2017, among other things, the Board discussed the pros and cons of issuing a press release announcing that the Company was actively pursuing strategic alternatives. Until that time the Board had elected not to make a public announcement because of the risk of an adverse impact on employees and customers, and that a public announcement would, among other things, provide potential ammunition for competitors to raid the Company’s clients and employees. However, in light of the current state of the Company and the strategic review process, and Armory’s statement that there was a chance that an announcement could bring new potential bidders into the process, the Board determined to authorize the announcement. The Company announced the strategic review process in a press release issued on November 2, 2017.

Over the next several weeks, Armory continued to negotiate with, and manage due diligence activities from, various potential bidders, including pre-existing and potential new bidders for the entire Company, and the new financial sponsor of UK Management for the EMEA MBO (the “Second Financial Sponsor”).

On November 24, Mr. Tringali was informed that the Second Financial Sponsor had decided not to support UK Management in making an offer for the EMEA MBO. Among the reasons given was the continuing decline in performance in the EMEA Business and uncertainty about some structural elements of the deal required by the principals of UK Management.

On November 28, 2017, Jim Serafin, the Senior Director of Global Operations of the Company, introduced Blackstreet Capital Holdings, LLC (“Blackstreet”) as a possible participant in the strategic review process. Mr. Serafin requested the Company to provide the process nondisclosure agreement and introduced Blackstreet to Armory. Blackstreet executed a Non-Disclosure Agreement with the Company on November 28, 2017.

At a meeting of the SRC held November 30, 2017, the Committee, with guidance from financial and legal advisers, undertook a comprehensive review of the strategic review process, assessed the current situation, and discussed the merits of all of the remaining alternatives, including continuing as an independent company, potential equity investment or debt financing to address liquidity needs and improve performance, and the likelihood of being able to complete a strategic transaction. Armory reported that none of the remaining potential bidders for the entire Company were exhibiting the necessary degree of urgency to enable a transaction to be completed within the Company’s required timeline, and that the primary reason for the lack of demand was the Company’s declining operating performance. The Committee also spent considerable time hearing from management regarding the operating and financial challenges facing the Company, and management’s plans to address them. The Committee instructed Armory to advance all potential bidders as far as possible before the next planned SRC meeting, scheduled to take place concurrent with the Board meeting on December 11-12, 2017.

On November 30, 2017, Armory provided to Blackstreet an initial diligence package and a draft Merger Agreement prepared by Stinson and requested that its proposed changes be shown on a marked copy of that draft.

On December 5, 2017, Blackstreet participated in a high-level management presentation conducted by members of Company management and attended by representatives of Armory. Following this management presentation, Blackstreet participated in follow-up due diligence sessions with members of the Company’s management. Representatives of Armory also attended these sessions.

On December 6, 2017, an initial bid instruction letter was distributed on behalf of the Company to Blackstreet. The letter indicated a deadline of December 8, 2017 for submitting a preliminary non-binding letter of intent.

At the SRC meeting held on December 11, 2017, Armory presented materials summarizing the status of discussions with those parties that continued to have interest. Blackstreet had submitted a letter of intent on December 11 offering to purchase the assets of Cartesian for $6 million in a pre-packaged bankruptcy, which the Committee determined would likely provide no return to stockholders. Armory also presented various financing alternatives that would provide the Company with more liquidity while it sought to execute on a strategic transaction.

On December 13, 2017, on behalf of the Company, representatives of Armory informed Blackstreet that the Board had determined that Blackstreet’s December 11th proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company.

Mr. Tringali contacted Party A on December 20, 2017, seeking their interest in acquiring only the North America Business. On January 12, 2018, Armory received and forwarded to Mr. Tringali a proposed letter of intent from Party A expressing interest in acquiring the North America Business which would result in the Company continuing to operate EMEA until it could be sold. The proposed terms included $500,000 in cash payable at closing and $3,000,000 in value of Party A’s common stock. After discussing the initial offer with other members of the SRC, Mr. Tringali instructed Armory to try to improve the offer before the next SRC meeting.

At the SRC meeting held on January 18, 2018, the Committee reviewed and discussed a revised offer from Party A, dated January 16, to acquire the North America Business, which increased the cash portion of the consideration to $1,000,000 and maintained the stock portion to $3,000,000. The Committee determined that it would be prudent to pursue the potential sale of the North America Business in the event an acceptable bid for the entire Company did not materialize, and authorized Mr. Tringali to execute the letter of intent for the North America Sale. The Committee also reviewed a preliminary proposal from a new financing source for increased invoice financing for the EMEA Business that would increase the Company’s access to cash to help it through the next few months while it continued to implement its operational restructuring and seek to conclude a strategic transaction. The Committee also reviewed and discussed a revised proposal from Blackstreet received on December 17, 2017, offering to purchase certain assets of the Company for $7 million in cash, plus assumption of accounts payables, but with the Company remaining responsible for paying its other considerable debt and other retained liabilities, which would effectively eliminate any consideration for stockholders. The Board instructed Armory to communicate to Blackstreet that their offer would be more likely to be considered if it were in the form of a merger that guaranteed a sum certain to stockholders.

On January 22, 2018, the Company sent to Party A the first draft of a proposed Asset Purchase Agreement (“APA”) for the purchase of the North America Business. This switch from a merger to a sale of assets was necessitated by the fact that the North America Business was conducted within Cartesian, Inc., the entity that would retain the EMEA Business conducted by its foreign subsidiaries and which would continue to be publicly-traded after the asset sale.

On January 22, 2018, Armory informed Blackstreet that the SRC had determined that Blackstreet’s January 17th proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company. The SRC would, however, entertain a merger which provided a control premium in line with market averages.

On January 24, 2018, Murry Gunty, the Chief Executive Officer of Blackstreet, requested a call with Mr. Tringali to understand the SRC’s deal requirements. After that call, Blackstreet participated in a high-level management presentation conducted by members of Company management and attended by representatives of Armory. Following this management presentation, Blackstreet participated in follow-up due diligence sessions with members of the Company’s management. Representatives of Armory also attended these sessions.

At the SRC meeting held on January 25, 2018, the Committee once again reviewed the alternatives being considered and the impact of liquidity limitations on the Company’s ability to continue operating through the period needed to close a strategic transaction. After discussion and input from the Company’s Chief Financial Officer, the SRC agreed with the Chief Financial Officer’s recommendation to execute a preliminary proposal from a potential new financing source so it could start due diligence and documentation.

On January 29, 2018, the Company received from counsel for Party A a revised APA for purchase of the North America Business.

On January 30, 2018, the SRC received a revised proposal from Blackstreet offering to acquire the Company via a merger in return for cash consideration at closing of $0.10 per share, plus the right of each stockholder to receive up to an additional $0.15 per share based on achievement of a specified EBITDA threshold. The closing price for the Company’s stock on that day was $0.18 per share.

At the SRC meeting held on February 1, 2018, the Committee discussed the revised Blackstreet offer and expressed concern about the high risk that the stockholders might not receive anything more than the consideration paid at closing, which was $0.10 in that offer.

At the SRC meeting held on February 8, 2018, the Committee once again discussed the status of the remaining alternatives, including potential equity investments that continued to be proposed by two parties. The Committee determined, based on a variety of factors (including (i) dilutive effects of the proposed investment and lower likelihood of any return to stockholders in the future; and (ii) significant execution risk), that pursuing either of these financing proposals was not the best alternative for stockholders and the Company. The Committee concluded that efforts should be focused on closing either the sale of the North America Business or a merger for the entire Company that provided fair consideration to stockholders.

At the SRC meeting held on February 15, 2018, the SRC received an update on the status of the proposed North America Sale. The Committee also discussed the need to obtain consent from Elutions, Inc. (“Elutions”) under an investment agreement entered into with Elutions on February 25, 2014 (the “Elutions Investment Agreement”). Pursuant to the Elutions Investment Agreement, Cartesian Ltd. received a loan in the amount of $3,268,664 evidenced by a promissory note (the “Elutions Note”) that was guaranteed by the Company. The Elutions Note matures on March 19, 2019, but can be redeemed by either party on 30 days’ notice. The Elutions Investment Agreement grants Elutions consent rights over any sale of assets of the Company or its subsidiaries outside the ordinary course of business. The Committee discussed commercial and other incentives that might be offered to Elutions to obtain its consent to the North America Sale (the “Elutions Consent”).

As part of its contingency planning at the February 15, 2018 SRC meeting, the Committee also discussed sources of debt or equity financing that could be obtained, and the potential terms thereof, if the Elutions Consent was not obtained and the Company needed to redeem the Elutions Note to eliminate the Elusions Consent requirement. The Committee also considered a complex, multi-step financing proposal from Elutions that was rejected because it would result in a sale of control to Elutions without a control premium being paid to stockholders and would have resulted in major dilution of existing stockholders. In addition, the Committee discussed efforts to improve the financial terms of Blackstreet’s proposal.

On February 19, 2018, Manatt, Phelps & Phillips, LLP (“Manatt”), outside legal counsel for Blackstreet, Parent and Merger Sub, provided initial comments on the draft merger agreement prepared by Stinson.

On February 21, 2018, a combined meeting of the Board and SRC was held which focused on evaluation of the remaining strategic alternatives. Armory presented financial analysis of a merger of the entire Company with an affiliate of Blackstreet, as compared to a combination of the North America Sale and retention and reorganization of EMEA until it could be sold. Armory also compared those alternatives with expected or proposed terms from five different financing sources to provide financing to support a business turnaround. Bankruptcy was considered as an option, but was rejected because of the value destruction that would arise from the expected loss of key customers and employees if that alternative was pursued. The timeline, due diligence and other steps needed to implement each of the above alternatives was also discussed. Stinson provided a detailed summary of the terms of the merger agreement proposed by Blackstreet (which included $0.15 per share in cash at closing and up to $0.06 per share in contingent cash consideration) and the APA proposed by Party A (which included $2.2 million in cash at closing and $2.7 million in value of Party A’s common stock that would not be registered under the Securities Act of 1933 and could not be resold in the public market for six months). Management of the Company also reported on the viability and prospects of the Company on a stand-alone basis, with or without an infusion of capital to address the Company’s dwindling cash resources.

On March 1, 2018, a combined meeting of the Board and SRC was held at which the Board discussed the status of the negotiations with Party A regarding the North America Sale, the terms of the Elutions financing proposal and the terms requested by Elutions in exchange for providing the Elutions Consent. The Board also discussed the terms of a proposed financing received from one of the potential financing sources, the proceeds of which would be used to redeem the Elutions Note to eliminate the Elusions Consent requirement if necessary. The Board directed Armory to attempt to improve the terms offered by that financing source and also discussed other financing options.

On March 5, 2018, the Board met to discuss negotiations regarding the terms upon which Elutions would grant its consent to the North America Sale (assuming the SRC recommended, and the Board approved, that alternative). The Board received an update on recent developments in those negotiations and authorized Stinson to work with Peter Woodward, one of the Board members, in seeking to obtain the Elutions Consent due to Mr. Woodward’s positive working relationship with the Chief Executive Officer of Elutions. The Committee also provided guidance to Stinson and Mr. Woodward on the terms to be offered to Elutions to obtain the Elutions Consent. Mr. Tringali also provided an update to the Board on the revised terms of the APA for the North America Sale.

On March 6, 2018, Blackstreet submitted a revised non-binding proposed plan of merger to Armory that did not provide a price but included other key elements, including the concept of a net consideration to stockholders, working capital financing and an expedited timeline.

On March 7, 2018, the Board received an update on the negotiations concerning the Elutions Consent (assuming the SRC recommended and the Board approved the North America Sale) and developed revised terms for a counterproposal. These terms included paying a portion of the Elutions Note with the $2 million in cash to be received from the North America Sale, leaving the remainder of the Elutions Note outstanding, and eliminating Elutions right to redeem the Elutions Note prior to its maturity. The Board also discussed Blackstreet’s latest proposal, the likelihood that the purchase price could be raised, and future negotiating strategy. In addition, the Board discussed the latest proposal from Party A, including the lack of liquidity of the unregistered shares being offered by Party A, and the ability to negotiate measuring the value of Party A’s publicly traded shares to be received in the North America Sale using a volume weighted average price over a 30 trading day period. Alternative sources of financing to repay all or part of the Elutions Note were also discussed.

On March 9, 2018, Company offered Blackstreet an opportunity to have an additional diligence session with management. After the diligence meeting and follow-up due diligence sessions, Manatt provided Stinson with a revised merger agreement which provided for an acquisition of the Company at a price of $0.32 per share. The closing price for the Company’s common stock on that day was $0.19.

On March 12, 2018, a combined meeting of the Board and SRC was held to consider Armory’s financial and other analysis of the two actionable alternatives available to the Company: (i) a sale of the entire Company to Blackstreet in a cash-out merger (“Blackstreet Alternative”) at a purchase price per share of $0.32 to $0.35 per share, and (ii) the North America Sale to Party A (“Party A Alternative”) for $2,200,000 in cash at closing and $2,780,000 in publicly-traded shares of Party A that were unregistered and could not be publicly resold for six months. The Board was concerned about the volatility in the price of Party A’s shares and the lack of liquidity of those shares due to the difficulty of locating a private buyer for those shares or a lender willing to lend against those shares as pledged collateral, in either case on attractive terms. However, Party A was not willing to grant registration rights to permit prompt resale of those shares or a collar on the price of its shares to mitigate volatility risk in the price of those shares. The SRC and Board were also concerned about the difficulty of reliably valuing the remaining EMEA Business after the North America Sale due to, among other things, its declining revenues, its continuing inability to achieve even reduced financial projections, and very limited cash availability to operate the EMEA Business until its prospects improved and it could be sold. In view of the foregoing and the execution risks associated with completing a subsequent process for selling the EMEA Business, the risk of successfully operating the EMEA Business to improve and stabilize its performance, and discounting to present value any future proceeds from a sale of the EMEA Business, the SRC and Board concluded that priority should be given to finalizing the terms of the proposed merger agreement with Blackstreet and seeking a $0.40 price per share. However, there was support for continuing to pursue the sale of the North America Business to Party A if agreement could not be reached with Blackstreet.

On March 14, Party A provided a full set of what it characterized as “Execution Copies” of the APA and ancillary documents relating to the proposed sale of the North America Business. Mr. Tringali had a call with the lead counsel for Party A in which he discussed two open items in the non-price terms of the APA for the purchase of the North America Business.

On March 16, a combined meeting of the Board and SRC was held to consider updated financial and other analysis on the Blackstreet Alternative and the Party A Alternative. Stinson reported on the progress made in negotiating terms that would result in obtaining Elutions Consent. Even though Elutions does not have a consent right over a sale of the entire Company in a cash-out merger, there was concern regarding the major liquidity risk that would arise if the Elutions Note would be called by Elutions for redemption within 30 days following announcement that the Blackstreet Alternative had been accepted. In addition to giving renewed consideration to the risks and uncertainties addressed at the March 12 meeting of the SRC and the Board, significant concern was expressed regarding the potential inadequacy of the Company’s remaining cash resources to operate the EMEA Business if the Party A Alternative was accepted. On the other hand, Mr. Tringali noted that Blackstreet had offered to provide up to a $1 million loan for working capital needs between signing and closing of Blackstreet’s proposed merger agreement. Armory reported that Blackstreet appeared to be firm that its best offer would be $0.38 per share.

On March 16, 2018, Armory informed Mr. Gunty that the SRC and the Board had determined that Blackstreet would need to raise its merger consideration to $0.40 per share in cash at closing in order for the entire Company to be sold.

On March 16, 2018, representatives of Blackstreet contacted Armory and indicated that Blackstreet intended to provide for an all-cash acquisition of the Company at a price of $0.40 per share. The closing price for the Company’s common stock on that day was $0.14 per share.

On the morning of March 18, 2018, a call was held among Mr. Gunty, Manatt, Mr. Tringali, Stinson and Armory to discuss certain open matters concerning the proposed acquisition of the Company by Parent and Merger Sub (newly formed entities that are affiliates of Blackstreet). These included: (i) removal of certain liens, and providing notice to certain existing creditors of the Company, as a pre-condition to the Company obtaining a working capital loan in the amount of $1 million; (ii) conditions upon which the Elutions Note would be assumed; (iii) the risk that the Elutions Note would be called by Elution and Blackstreet’s plan to persuade Elutions not to do so; and (iv) the degree of financial support that Blackstreet would provide to Parent and

Merger Sub to complete the proposed merger and the other transactions contemplated by the proposed merger agreement. Stinson and Armory proposed changing the structure of the acquisition to a tender offer for all shares followed by a merger to convert all of the non-tendered shares into cash, in each case at $0.40 per share. The two-step structure was proposed as a means of expediting the closing of the acquisition and alleviating some of the liquidity and other concerns inherent in the matters referenced above. Blackstreet and Manatt concurred with the revised structure and its rationale and Stinson was tasked with revising the current draft of the merger agreement to reflect the new structure.

On the evening of March 18, 2018, a combined meeting of the Board and the SRC was held to receive an update from Mr. Tringali, Armory and Stinson on (i) the call with Mr. Gunty and Manatt described above (the “Blackstreet Call”) and (ii) the extensive internal call to plan for the Blackstreet Call among Mr. Tringali, Armory and Stinson. Stinson described the proposed two-step structure. However, Stinson noted that the benefit under Section 251(h) of the Delaware General Corporation Law (i.e., avoiding a shareholder vote on a merger if a majority of the shares are purchased in a qualifying first-step tender offer) would not be available because the Company’s shares are no longer listed on an exchange and they are held by less than 2,000 record holders. Stinson explained that a two-step transaction would nevertheless expedite the closing and alleviate certain liquidity and other risks associated with a single step merger. The SRC and Board directed Stinson to revise the draft merger agreement to reflect the two-step structure. It also directed Stinson to revise the draft merger agreement to have the full $1,000,000 working capital loan funded by Parent at signing of the merger agreement rather than having $500,000 funded at signing with additional draws of up to $500,000 (in $250,000 increments), if needed, as proposed by Blackstreet.

On March 19, Party A’s attorney sent an email to Mr. Tringali and Armory establishing a deadline of 5:00 PM on March 20, 2018 and provided a full set of what he characterized as “Execution Copies” of the APA and ancillary documents relating to the proposed sale of the North America Business. He indicated that if those documents were not executed and returned to Party A by that deadline, then Party A’s offer would be terminated.

On the morning of March 20, 2018, Stinson emailed Elutions informing it, pursuant to a preexisting confidentiality agreement, that Party A had imposed a deadline of 5:00 p.m. EDT on that date by which the Company must sign the APA or Party A’s offer would be withdrawn. Stinson also informed Elutions that the Board would be meeting at 3:00 p.m. to make a selection of the best strategic alternative and that Elutions’ consent was needed to make Party A’s APA a viable alternative. Elutions executed the agreement prepared by Stinson (“Elutions Consent Agreement”), which included Elutions consent to the Party A Alternative, in exchange for certain proposed consideration that had been negotiated between the Company and Elutions, if the Company selected the Party A Alternative. The Elutions Consent Agreement was emailed to Stinson at 2:55 p.m. EDT and, pursuant to Stinson’s request, stated that the offer represented thereby would remain open until 3:00 p.m. EDT on March 21, 2018.

The Company Board met at 3:00 p.m. EDT on March 20, 2018 to select the best reasonably available alternative to maximize stockholder value in the short run. Stinson reported that the Elutions Consent Agreement had been executed and would remain open until 3:00 p.m. EDT on March 21, 2018. The SRC approved Armory’s engagement letter to provide a fairness opinion if the Blackstreet Alternative would be selected. Mr. Tringali reported that the lead counsel for Party A had deleted the provision from the APA that gave the Company the right to require the closing of the APA transaction on 24 hours’ notice to Party A that Elutions Consent had been obtained. Mr. Tringali noted that this change exposed the Company to up to 35 days of liquidity risk if Party A delayed the closing for up to that amount of time. Party’s A counsel had also informed Mr. Tringali that Party A would not discuss a closing date until the APA had been signed.

During the March 20 meeting, Mr. Tringali and Armory reported that Mr. Gunty had imposed, as a condition to having Parent and Sub execute the merger agreement, having a call with the Chief Executive Officer (“CEO”) of Elutions to get a feel for how they could work together on commercial transactions and potentially renegotiate the terms of the Elutions Note. After discussing the feasibility of setting up a call with Elutions’ CEO (who was present in London), Mr. Woodward called him and arranged a call later that evening between Mr. Gunty and Elutions’ CEO. Armory then presented an updated financial analysis of the alternatives based on updated projections of the Company and the EMEA Business. In view of the importance of learning whether Mr. Gunty would be willing to proceed with the proposed merger with Parent at $0.40 per share, the meeting was adjourned until 10:00 p.m. EDT.

The combined meeting of the SRC and the Board reconvened at 9:00 p.m. EDT on March 20 and Mr. Woodward reported that the call between Mr. Gunty and the CEO of Elutions had gone reasonably well. However, Mr. Woodward indicated that Mr. Gunty wanted to have a breakfast meeting the following morning with an attorney that had previously done work for him and the CEO of Elutions to get a further understanding of how the relationship with Elutions might unfold. The SRC and Board therefore scheduled a meeting to be held the next morning on March 21, 2018 to learn whether Mr. Gunty would have Parent and Merger Sub sign the merger agreement after that breakfast meeting. Stinson provided an update on the few open items in the proposed merger agreement with Parent.

The meeting of the SRC and the Board convened at 10:00 a.m. EDT on March 21, 2018. Mr. Woodward reported that the breakfast meeting referenced above had gone well and that Mr. Gunty was prepared to have the Parent and Merger Sub enter into the proposed merger agreement with the Company. Armory next presented its written opinion to the effect that, subject to the terms and qualifications set forth therein, the Offer Price and Merger Consideration of $0.40 per share payable to holders of Company Common Stock is fair, from a financial point of view, to such holders (see Item 4. “The Solicitation or Recommendation – Opinion of Armory Securities, LLC” for further details). Armory then presented the detailed financial analysis supporting its fairness opinion. Stinson summarized the material terms of the execution versions of the Merger Agreement, and the ancillary agreements (including the Support Agreement, the amendment to the Rights Agreement (excluding the Offer and Merger from triggering the rights thereunder), the $1,000,000 Working Capital Loan, the Security Agreement and the Debenture Agreement). Stinson also described the triggers for payment of the $400,000 termination fee and noted that Armory had negotiated it down from $500,000. Stinson observed that, in view of the large amount of Company debt relative to its equity, enterprise value (rather than equity value) was the appropriate measure of whether the amount of the termination fee would deter a third party bidder from making a financially superior offer. Stinson stated that the amount of the termination fee represented less than four percent of the Company’s enterprise value and it should therefore satisfy Delaware legal precedent on meeting this standard.

After considering the foregoing, and taking into consideration the factors described under Item 4. “The Solicitation or Recommendation – Reasons for Recommendation”, the Board unanimously (i) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Cartesian and its stockholders; (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Cartesian enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement; (iii) resolved that the Merger Agreement and the Merger be effected following a vote on the adoption of the Merger Agreement by Cartesian stockholders (if such vote by the holders of a majority of the outstanding shares of Cartesian stock is required by Delaware law and the Merger Agreement to adopt the Merger Agreement); and (iv) resolved to recommend that Cartesian’s stockholders accept the Offer and tender their Shares in the Offer.

Following the meeting of the Board on March 21, 2018, the Company, Parent and Merger Sub executed the Merger Agreement and the Company issued a press release announcing the execution of the Merger Agreement before the opening of the stock market on the following day.

(ii)	Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with senior management of the Company, as well as Armory and Stinson. In the course of making its recommendation, the Board carefully considered numerous factors, including the following material factors and benefits of the Transactions, among others, and not necessarily in order of relative importance:

Premium to Market Price; Certainty of Value

•	The fact that the Board considered the recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Offer Price of $0.40 per Share payable in the Offer and the Merger represents a premium of approximately 135% over the closing price of the Shares on March 21, 2018 (the last trading day before public announcement of the Merger Agreement).

•	The fact that the Offer Price and Merger Consideration consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and, unlike the Party A Alternative, does not expose them to any future risks related to the Company’s business or the financial markets generally.
•	The opinion of Armory rendered to the Committee on March 21, 2018, to the effect that, subject to the terms and qualifications set forth therein, the Offer Price and Merger Consideration of $0.40 per share payable to holders of Company Common Stock is fair, from a financial point of view, to such holders. See Item 4. “The Solicitation or Recommendation – Opinion of Armory Securities, LLC” for further details.

Prospects of the Company, the North America Business and the EMEA Business

•	The Company’s current and historical business, financial condition, results of operations, cash flow and availability, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company; the risks, costs and challenges associated with remaining an independent public company; and the potential impact of those factors on the future trading price of the Shares.
•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions for the services offered by the Company; (ii) the repeated inability to accurately project future financial results and resulting valuation and survival uncertainties; (iii) the continued demand for cash infusion from the EMEA Business to support the losses sustained by the North America Business and the likelihood that UK legal limitations would significantly limit or prevent such support in the future; (iv) limited cash availability to either turn the business around or ensure survival of the Company; (v) constraints on sales of assets imposed by the Elutions Consent rights contained in the Elutions Investment Agreement; (vi) increasing competition, and reduced expenditures by customers, for consulting services in the sectors in which the Company operates; (vii) general stock market conditions and volatility; and (viii) the other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for its year ended December 30, 2017.
•	Recognition by the Board that many of the risks described above with respect to the Company as a stand-alone entity applied equally or with greater force to each of the North America Business and the EMEA Business.

Risks Associated with the Sale of the North America Business in the Party A Alternative

•	The Board’s concern regarding the pricing volatility of the $2,780,000 in value of Party A shares that would be received pursuant to the APA for the Party A Alternative and the resulting risk that those shares would decline substantially in value.
•	The unwillingness of Party A to grant registration rights to the Company to allow the Party A shares to be sold promptly after the closing of the North America Sale rather than holding the shares for six months to satisfy the holding period requirement under Rule 144 under the Securities Act of 1933 before those shares could be resold publicly.
•	The unwillingness of Party A to grant a collar on the pricing of the Party A shares with respect to the calculation of the number of its shares to be issued in the APA for the Party A Alternative and the resulting inability to address volatility risk in the pricing of Party A’s shares.
•	The inability to find a sophisticated private buyer for the Party A shares that could have legally purchased them on reasonable terms prior to the expiration of the six month holding period under Rule 144.
•	The inability to find a lender that would provide a loan on reasonable terms that would be secured by the Party A shares pledged as collateral.
•	The difficulty of reliably valuing the remaining EMEA Business after the North America Sale due to, among other things, its declining revenues, its continuing inability to achieve even reduced financial projections, very limited cash availability to operate the EMEA Business until its prospects improved and it could be sold, and the resulting uncertainty as to the multiple of earnings or EBITDA a buyer would use to establish a purchase price for the EMEA Business.

•	The execution risks and uncertainties associated with completing a subsequent process for selling the EMEA Business.
•	The risk of successfully operating the EMEA Business to improve and stabilize its performance to groom it for sale.
•	The need to discount to present value any value ascribed to the EMEA Business because of the delay, risk and uncertainties associated with selling the EMEA Business within 12 to 24 months after the closing of the North America Sale and the related uncertainty as to the proper discount rate to use for this purpose.

Active Competitive Process

•	The fact that the Company actively sought proposals from more than 36 prospective counterparties to a potential acquisition transaction, who were viewed as the most likely buyers and that would have both the interest and financial wherewithal to pursue a transaction with the Company; and ultimately only two parties made competitive proposals. See Item 4. “The Solicitation or Recommendation—Background of the Offer and the Merger.”
•	The fact that, on November 2, 2017, the Company had publicly announced that it was conducting a process to review strategic alternatives.
•	That fact that, through extensive arm’s-length negotiations with Parent, the Company and its advisors were able to obtain enhancements, including a significant increase in the Offer Price and Merger Consideration proposed by Blackstreet from the time of its indication of interest to the end of the negotiations and inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.
•	The Board’s belief that, based on negotiations and discussions with Blackstreet, the Offer Price represented the highest price Blackstreet was willing to pay.
•	The Board’s conclusion that, in light of the absence of proposals from parties other than Party A, the Offer Price reflected the highest per Share value reasonably available as of the date of the Merger Agreement.

Speed and Likelihood of Consummation

•	The likelihood that the Transactions would be consummated without significant delay based on, among other things:
•	The structure of the transaction as a two-step acquisition of the Company, consisting of the Offer followed by a second-step Merger;
•	The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;
•	The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.
•	The Board’s belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Transactions will not be consummated.
•	The Board’s belief that the Merger Agreement’s restrictions on the Company’s ability to take certain actions during the pendency of the Transactions will not unduly interfere with the Company’s ability to operate its business in the ordinary course.
•	The customary nature, and materiality qualifications, of the representations, warranties and covenants of the Company in the Merger Agreement and the high likelihood that the Company will not breach any of them prior to Closing that would give Parent the right to terminate the Merger Agreement.

Financing Matters

•	The $1,000,000 Working Capital Loan assists with meeting the Company’s need to satisfy its financial obligations between signing of the Merger Agreement and closing of the Merger; and such loan, along with the significant expenses incurred by Blackstreet to complete the Transactions, reflect financial commitment by Blackstreet to provide the financing to Parent needed to complete the Transactions.
•	Constraints on access to capital from third parties resulting from the rights of first offer for debt and equity financing imposed by the Elutions Investment Agreement.
•	General stock market conditions and volatility.
•	The Company’s declining financial performance creates limited options for accessing debt or equity capital; and if such capital could be obtained, it would likely be at a rate of return that would create major dilution to the existing stockholders.

Appraisal Rights

•	The fact that appraisal rights under Section 262 of the DGCL would be available to the stockholders of the Company who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and fully comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery, which may be higher or lower than the Merger Consideration of $0.40 per Share (see “—Appraisal Rights” under Item 8. “Additional Information”).

“No-Shop” and Ability to Terminate in Certain Circumstances

•	The Company’s ability, under certain circumstances, to furnish information to third parties making an unsolicited Alternative Proposal (as defined in the Merger Agreement) that either constitutes a Superior Proposal (as defined in the Merger Agreement) or would reasonably be expected to result in a Superior Proposal, and to engage in discussions and negotiations with such third parties.
•	The Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to the Company paying Parent a termination fee (the “Termination Fee”) of $400,000, which represents less than four percent (4%) of the Company’s enterprise value (i.e., debt plus equity of the Company).
•	The Board’s ability, under certain circumstances, to withdraw or adversely modify or qualify its recommendation in favor of the Transactions (a “Company Recommendation Change”) at any time prior to a shareholder vote on the Merger, in response to a Superior Proposal, or when such change is advisable to comply with the Board’s fiduciary duties, subject to the Company paying Parent the Termination Fee if Parent terminates the Merger Agreement as a result of the Company Recommendation Change.
•	The Board’s belief that the Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a Superior Proposal or if Parent terminated the Merger Agreement as a result of a Company Recommendation Change, is reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a Superior Proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

Best Reasonably Available Alternative

•	The Board’s belief, after comprehensive evaluation and deliberation regarding the above considerations, that the completion of the Offer and the consummation of the Merger and the other Transactions represent the Company’s best reasonably available alternative for maximizing stockholder value in either the long run or the short run.

In the course of their deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	The fact that the all-cash price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in any possible growth and profits of the Company following the completion of the Transactions.
•	The restrictions in the Merger Agreement on the Company’s ability to actively solicit any proposals that could lead to an Alternative Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding an Alternative Proposal.
•	The fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement as a result of an Company Recommendation Change, the Company would be required to pay Parent the Termination Fee, including the potential impact of the applicable Termination Fee on the willingness of other potential bidders to propose takeover transactions, and the Board’s belief that the Termination Fee was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a Superior Proposal for the Company following the announcement of the Transactions.
•	The absence of assurance that all conditions to the parties’ obligations to complete the Offer or the Merger will be satisfied.
•	The absence of assurance, at the time the Merger Agreement was executed, that Blackstreet would commit more than $1,000,000 to complete the Transactions.
•	The potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, operating results and Share price and the Company’s ability to attract and retain key management and personnel.
•	The risks and costs to the Company if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business, vendor and customer relationships.
•	The restrictions on the conduct of the Company’s business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions.
•	The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions.
•	The fact that as an all-cash transaction the Transactions would be taxable to the Company’s stockholders for U.S. federal income tax purposes, although the Board believe that this was mitigated by the fact that the entire consideration payable in the Transactions is cash, providing adequate cash for the payment of any taxes due.
•	The fact that certain officers of the Company or its subsidiaries may have interests in the Transactions that are different from, or in addition to, those of the Company’s stockholders (see Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”).
•	The risk that the Elutions Note may be called for redemption with limited assurance that Blackstreet will assume that Note.
•	The risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the Board. While the Board considered potentially positive and potentially negative factors, the Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Board collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Board did not find it practicable, nor did they attempt, to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

(iii)	Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions and estimates and various other factors, many of which are not within the Company’s control. In connection with the rendering of the fairness opinion and the related financial analysis, management of the Company prepared preliminary projections for the fiscal years ending 2018 and 2019 (the “Projections”), which were provided to and discussed with the Committee, the Board and Armory, as described under the heading “—Opinion of Armory Securities, LLC.”

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain preliminary financial information that was made available to the Committee, the Board and Armory, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions regarding the Company’s business, industry performance, general business, economic, market and financial conditions and other matters that are inherently uncertain and many of which are beyond the control of the Company’s management. The most significant assumptions included in the Projections were:

•	The Company would discontinue or dispose of its North American operations.
•	The Company would secure sufficient working capital to support its ongoing EMEA operations.
•	EMEA revenue growth of 0.1% for fiscal year 2018 and 2.7% for fiscal year 2019, driven by new projects with key customer accounts and new customer development.
•	An approximate 13% decrease in operating expenses from fiscal year 2017 to fiscal year 2018, driven by headcount reductions and other cost cutting initiatives.
•	No capital expenditures.

The Projections were prepared by the Company’s senior management in good faith and on a reasonable basis, based on the best information available to management at the time of their preparation and have not been updated. The Projections are necessarily estimates reflecting the best judgment of the Company’s management and involve a number of risks and uncertainties and other factors, some of which may be beyond the Company’s control. Such risks, uncertainties and other factors, including the failure of actual conditions to conform to the assumptions used in the preparation of the Projections, could cause actual results to differ materially from those suggested by the Projections. Important factors that may affect actual results, and result in the Projections not being achieved include, but are not limited to, the risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 30, 2017, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

The Projections may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The economic and business environment can and does change quickly, which adds a significant level of unpredictability and execution risk. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive future year. Accordingly, it is expected that differences between actual and projected results will occur, and actual results may be materially greater or less than those contained in the Projections.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 30, 2017, quarterly reports on Form 10-Q and current reports on Form 8-K. Please refer to the discussion entitled “Cautionary Statement Regarding Forward-Looking Information” at the beginning of the Annual Report on Form 10-K.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

	Fiscal years
	$in millions
	2018	2019
Total Revenue	$32.92	$33.81
Total Cost of Sales	23.60	23.65
Gross Profit	9.32	10.15
Operating Expenses	9.18	8.96
Operating Income	0.14	1.19
Depreciation and Amortization Expense	0.59	0.52
EBITDA(1)	0.73	1.71
(1)	EBITDA for purposes of the Projections is calculated as operating income, before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure.

In connection with the discounted cash flow analyses performed by Armory and discussed under “—Opinion of Armory Securities, LLC—Discounted Cash Flow Analysis” below, the Company provided Armory with management’s Projections and information regarding Unlevered Free Cash Flows, including items such as capital expenditures and change in net working capital and other cash flow related items.

Set forth below is the calculation of Unlevered Free Cash Flow for the years ending 2018 and 2019.

	Fiscal years
	$in millions
	2018	2019
Operating Income	$0.14	$1.19
Depreciation and Amortization Expense	0.59	0.52
EBITDA(1)	0.73	1.71
Taxes	—	—
Changes in Working Capital	(.59)	—
Capital Expenditures	—	—
Unlevered Free Cash Flow(1)	$0.14	$1.71
(1)	Unlevered Free Cash Flow for purposes of the Projections is calculated as operating income, after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows. Unlevered Free Cash Flow is a non-GAAP financial measure. Taxes are assumed to be $0, so that no adjustment is included for taxes.

EBITDA and Unlevered Free Cash Flow are non-GAAP financial measures. The measures are included in this report because Armory reviewed them in connection with its financial analysis as described under the heading “—Opinion of Armory Securities, LLC.” EBITDA and Unlevered Free Cash Flow provide a basis for evaluating underlying business performance, but should not be considered in isolation and are not in accordance with, or a substitute for, evaluating the Company’s performance utilizing GAAP financial information. These non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. The foregoing table shows the reconciliation of projected EBITDA and projected Unlevered Free Cash Flows to projected Operating Income, the closest GAAP financial measure, for the periods indicated.

(iv)	Opinion of Armory Securities LLC

The Strategic Review Committee (the “Committee”) of the Company’s board of directors (the “Board”) retained Armory on September 29, 2016 to act as financial advisor to the Committee in connection with its review of strategic alternatives. The Committee selected Armory based on Armory’s experience, industry knowledge, execution plan, and willingness to commit resources to the Committee’s objectives. Armory, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On March 21, 2018, Armory rendered its written opinion to the Committee that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price and Merger Consideration to be received by the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Armory’s written opinion, dated March 21, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Armory, is attached as Annex I and is incorporated by reference herein. Holders of Shares are urged to read Armory’s opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the Transactions, including the Offer and the Merger, as compared with any other strategic alternative that may have been, or may be, available to the Company. The opinion does not constitute a recommendation as to whether any holder of Shares should tender its Shares in the Offer or how such holder should otherwise act with respect to the proposed Transactions or any other matter. Armory provided its opinion for the information and assistance of the Committee in connection with, and for the purposes of its evaluation of, the Transactions. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Armory made such reviews, analyses and inquiries as it deemed necessary and appropriate, and reviewed among other things:

•	a draft of the Merger Agreement, dated March 21, 2018;
•	certain publicly available business and financial information relating to the Company that Armory deemed to be relevant;
•	certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Armory by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company (the “Projections”);
•	a comparison of the present and projected financial condition of the Company with those of other public companies that Armory deemed relevant;
•	a comparison of the financial terms of the Offer with the financial terms of certain other precedent transactions that Armory deemed relevant;
•	the discounted cash flow of the Company based on the Projections and terminal value; and
•	the current and historical market prices and trading volume for common stock and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Armory deemed to be relevant.

In addition, Armory had discussions with management of the Company and the Committee concerning the business, operations, financial condition, performance trends and prospects of the Company and made inquiries regarding and discussed the Offer and other matters related thereto.

In arriving at its opinion, Armory assumed and relied upon the accuracy and completeness of the financial and other information that was publicly available to it, provided to it by the Company, or that was otherwise reviewed by Armory, without any independent verification of such information. Armory also assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Armory that would be material to its analyses or its opinion. Armory further relied upon the statements of management of the Company and the Committee that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect.

In addition, Armory assumed, based on advice of management of the Company, that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of the Company and the amounts and timing of estimated revenues and cash flows in the Projections are reasonable and will be realized in accordance with such estimates. Armory did not assume responsibility for, and expressed no view as to, any such Projections or estimates or the assumptions on which they are based. However, with the consent of the Committee, Armory considered the risks and uncertainties of achieving the Projections and the possibility that such Projections will not be realized.

Armory did not make any independent valuation or appraisal of the assets, businesses or securities of the Company, and its opinion does not purport to be an appraisal at which any assets, businesses or securities may actually be sold. Amory’s opinion does not constitute a valuation opinion or credit rating. In preparing its opinion, Armory did not conduct any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and Armory has not undertaken to evaluate the solvency of the Company or any other party to the Merger Agreement under any law. Armory did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business.

Armory has not undertaken analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Armory assumed that the executed Merger Agreement and related documents would conform in all material respects to the last draft of the Merger Agreement and related documents reviewed by Armory prior to the delivery of its opinion, and assumed the accuracy of the representations and warranties contained in the Merger Agreement and the other documents related thereto. Armory also assumed, upon the advice of the Company, that (a) the Offer and the Merger will be consummated in a manner that complies in all respects with applicable federal and state statutes, rules and regulations, (b) all material governmental, regulatory and third party approvals, consents and releases for the Offer and the Merger will be obtained within the constraints contemplated by the Merger Agreement, and (c) the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Armory relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Armory’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Offer Price and the Merger Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Armory was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement. Armory’s opinion does not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Offer and the Merger, (b) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (c) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price and the Merger Consideration to be paid to holders of Shares under the Merger Agreement to the extent expressly specified herein), (d) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, other than the holders of Shares to the extent expressly set forth in the opinion, (e) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), other than the holders of the Shares to the extent expressly set forth in the opinion, (f) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (g) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger Agreement, any class of such persons or any other party, relative to the Offer Price, the Merger Consideration or otherwise. In addition, Armory’s opinion does not address whether or not the Offer Price or Merger Consideration is the highest price per Share that could be achieved in a sale of the Company.

Armory did not express any opinion as to any tax or other consequences that might result from the Offer or the Merger, nor does the opinion address any legal, accounting, regulatory, insurance, tax, or other specialist matters, on the understanding that the Company has obtained such advice as it deemed necessary from qualified professionals.

Armory’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Armory has no responsibility for updating or revising its opinion for events or circumstances that may occur after the date of its opinion. Armory’s fairness opinion committee approved the issuance of the opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Armory and reviewed by the Committee and the Board in connection with Armory’s opinion relating to the Transactions and does not purport to be a complete description of the financial analyses performed by Armory. The order of analyses described below does not represent the relative importance or weight given to those analyses by Armory.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Armory’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Armory’s financial analyses.

Precedent Transactions Analysis

Armory reviewed certain publicly available information to identify selected precedent transactions that were announced between the second quarter of 2015 and the first quarter of 2018, with an acquisition target that was classified as an IT services or consulting company, and an enterprise value that was below $300 million. Armory then selected precedent transactions based on the underlying business of the target, focusing on those directed toward the telecommunications industry, EBITDA margins and other factors. Armory calculated for each selected precedent transaction, the implied enterprise value of the target company based on the consideration payable in the transaction as a multiple of the target’s revenue over the last twelve months (the “LTM revenue”) publicly reported prior to the announcement of the transaction.

The following table shows the results of the Precedent Transaction Analysis:

Announced Date	Target	Acquiror	Implied Enterprise Value (EV)	Target LTM Revenue	EV/LTM Revenue
($ in millions)
2/6/18	ADEX Corporation	Spectrum Global Solutions	$5.0	$20.0	0.3x
5/18/17	Ciber, Inc.(1)	HTC Global Ventures, Infor, ManpowerGroup, Allgeier	$122.5	$679.7	0.2x
12/13/16	Trans American Information Systems	Digility Inc.	$23.8	$27.8	0.9X
11/4/16	Collaborative Consulting	CGI Technologies and Solutions	$112.6	$75.9	1.5x
6/21/16	Trustmarque Solutions	Capita plc	$83.6	$281.3	0.3x
6/21/16	Dextrys, Inc.	EPAM Systems	Confidential	Confidential	0.2x
2/18/16	LOC Consulting	iBe TSE Ltd.	$2.4	$9.6	0.2x
12/30/15	Compose IT Systems	ProAct It Group	$6.3	$9.5	0.7x
12/7/15	IGX Global	ePlus	$16.7	$51.0	0.3x
7/29/15	Advanced Technology	Logicalis	$42.9	$133.0	0.3x
7/23/15	Farncombe	Cartesian, Inc.	Confidential	Confidential	0.5x
5/21/15	Daisy IT Group	Daisy Intermediate Holdings	$285.7	$315.6	0.9x
4/30/15	Trissential, LLC	SQS Software Quality Systems	$30.9	$32.3	1.0x
(1)	Ciber, Inc. suspended its public reporting and subsequently filed for bankruptcy protection in April 2017 and was liquidated in May 2017. The $123 million transaction value is comprised of the aggregate sale prices in four separate transactions that occurred between February 2017 and May 2017.

While Armory selected the precedent transactions on the basis of time, industry, size and other criteria described above, the companies involved differ substantially in respect to size, growth trends, capital structure, liquidity, working capital, and other factors. Although used for comparative purposes, no business of any of the target companies was identical or directly comparable to the Company’s business. The Company’s business, financial position and prospects necessarily vary significantly from some of the companies involved in the precedent transactions. It should not be implied that the Company’s performance or value is or should be reflected in the average of the precedent transactions.

The LTM revenue multiple values from the selected transactions ranged between 0.2x and 1.5x. Because of the Company’s size, distressed financial condition, lack of liquidity, large negative EBITDA margin, negative revenue trends and going concern opinion issued by its auditors, emphasis was placed on targets believed to be in financial distress prior to acquisition (ADEX, Ciber and Dextrys) whose multiples were at the low end of the range. Applying its professional judgment and experience, Armory determined to apply a multiple below and at the low end of the range, between 0.15x and 0.25x to the LTM revenue of the Company. Using the applied LTM revenue multiple range, the precedent transaction analysis implied an enterprise value range of $7.3 million to $12.2 million. Armory then subtracted the Company’s debt and transaction expenses to derive an implied equity value which, when divided by the number of Shares outstanding, resulted in an implied equity value of between $0.10 and $0.61 per Share. Armory compared this range of implied per Share values to the Offer Price and the Merger Consideration of $0.40 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Armory conducted a discounted cash flow analysis for the Company based on certain Projections provided by management of the Company specifically for the purpose of preparing Armory’s analysis. Using the Projections furnished by management for the period ending December 31, 2019, Armory calculated the present value of the projected unlevered free cash flows (calculated as operating income, after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that the Company could generate during fiscal years 2018 through 2019, using a range of discount rates between 21.3% and 23.3% based on estimates of the Company’s weighted average cost of capital (determined as described below). At the end of the projection period, Armory then added the terminal value of the Company calculated using the exit multiple method.

Armory used a range of discount rates between 21.3% and 23.3% based on the weighted average cost of capital for the Company, which was calculated to be 22.3%. Armory derived the weighted cost of capital for the Company using the anticipated capital structure required for the Company to operate as a standalone entity going forward. To calculate the Company’s cost of equity Armory used a risk-free rate of 3.08%, an equity beta of 1.08, a market risk premium of 6.0%, a size premium of 5.6% for small cap companies, and a further risk premium of 15% based on the Company’s specific risk profile for an aggregate of 30.1%. For the cost of debt, Armory used a blended rate based on the Company’s existing asset backed factoring agreement at an interest rate of 10% and third party indications received by the Company to refinance its outstanding promissory note and provide working capital at an interest rate of 25% . Applying a federal corporate tax rate of 21%, the after-tax cost of debt was calculated as approximately 16.1%.

In calculating the terminal value, Armory applied a range of multiples to the Company’s estimated EBITDA for 2019, the last year of projected data. Armory derived the range of multiples from its analysis of EBITDA multiples in precedent transactions and, using its professional judgment and experience, applied a range of multiples from 4.5x to 5.5x, and then discounted that amount to present value by applying the range of discount rates of 21.3% to 23.3% described above.

These analyses resulted in a range of implied enterprise values for the Company of between $7.0 million and $8.4 million. Armory then subtracted the Company’s debt and transaction expenses to derive an implied equity value which, when divided by the number of Shares outstanding, resulted in an implied equity value of between $0.06 and $0.21 per Share. Armory compared this range of implied per Share values to the Offer Price and the Merger Consideration of $0.40 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Publicly Traded Companies Analysis

Armory reviewed and compared certain financial information of the Company to corresponding financial information, and valuation multiples of certain selected publicly-traded companies classified as an IT services or consulting company with an enterprise value that was below $250 million. From that group of public companies, Armory further selected companies whose service offerings and financial profile were more closely aligned with the Company.

Using publicly available information, Armory calculated and compared, for each selected company, the enterprise value of the companies as a multiple of the LTM revenue. Armory determined not to attempt to calculate a value based on LTM earnings before interest, taxes, depreciation and amortization (“EBITDA”) because of the Company’s negative LTM EBITDA and the negative LTM EBITDA among the peer group. The following table summarizes the results of this review:

Company	Market Cap(1)	Enterprise Value(1)	LTM Revenue(1)	LTM Enterprise Value/Revenue
($ in millions)
Computer Task Group, Incorporated	$127	$120	$301	0.40x
Edgewater Technology, Inc.	$87	$76	$106	0.72x
WidePoint Corporation	$46	$40	$74	0.54x
AMERI Holdings, Inc.(2)	$31	$37	$50	0.76x
Ciber, Inc.(3)	$51	$85	$680	0.13x

Notes:

(1)	Market Cap, Enterprise Value and LTM Revenue are each as of March 16, 2018, except for Ciber, Inc. See note 3.
(2)	AMERI Holdings made an acquisition on March 10th, 2017 which is not reflected in the LTM revenue.
(3)	Ciber, Inc. suspended its public reporting and subsequently filed for bankruptcy protection in April 2017 and was liquidated in May 2017. Market cap and enterprise value are calculated as of December 31, 2016. LTM revenue is calculated as of September 30, 2016.

The LTM revenue ratios from the selected companies ranged between 0.13x and 0.76x. Of the publicly traded companies, Computer Task Group, Edgewater Technology, WidePoint and AMERI Holdings had minimal debt and no significant liquidity issues. Based on the Company’s distressed financial condition, concentrated industry risk, lack of liquidity, large negative EBITDA margin, and negative revenue trends, Armory placed significant emphasis on the valuation multiple at which Ciber, Inc. was trading at December 31, 2016, one quarter prior to its bankruptcy filing. Applying its professional judgment and experience, Armory determined to apply a range of multiples of 0.15x to 0.25x to the LTM revenue of the Company to derive a range of implied enterprise values of $7.3 million to $12.2 million. Armory then subtracted the Company’s debt and transaction expenses to derive an implied equity value which, when divided by the number of Shares outstanding, resulted in an implied equity value of between $0.10 and $0.61 per Share. Armory compared this range of implied per Share values to the Offer Price and the Merger Consideration of $0.40 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Armory’s comparison of selected companies to the Company and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Miscellaneous

The preparation of a fairness opinion is a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Furthermore, Armory did not give specific weight to any analysis or factors considered by it. Rather, Armory made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the Transactions. Consequently, selecting portions of the analyses, analytical methods and factors without considering all analyses and factors could create a misleading or incomplete view.

Armory prepared the analyses described herein for purposes of providing its opinion to the Committee as to the fairness, from a financial point of view, as of the date of such opinion, of the Offer Price of $0.40 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Armory’s analyses reflect judgments and assumptions with regard to industry development, performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Armory’s analyses were also based in part upon the Projections and other third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Armory’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Parent, Armory or any other person assumes responsibility if future results are materially different from those forecasted by the Company management or third parties.

As described above, the opinion that Armory delivered to the Committee was one of many factors taken into consideration in recommending to the Board that it approve the Merger Agreement, and by the Board in making its determination to approve the Merger Agreement. Armory was not asked to, and did not, recommend the specific consideration to the Company stockholders provided for in the Merger Agreement, which consideration was determined through arms-length negotiations between the Company and Parent. Armory did not recommend any specific amount of consideration to the Company stockholders or the Committee or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

The Committee and management of the Company have not provided specific instructions to, or placed any limitations on, Armory with respect to the procedures to be followed or factors to be considered by Armory in performing its analysis to provide the opinion.

Pursuant to the terms of the engagement letter between Armory and the Committee dated March 17, 2018, the Company agreed to pay Armory $200,000 upon the delivery of Armory’s opinion. In addition, pursuant to the original engagement letter dated September 29, 2016, the Committee agreed to pay Armory a retainer fee of $75,000 (which has been paid) and an additional transaction fee of $650,000 upon the closing of the Transactions. No portion of the fee for the opinion is contingent upon the successful completion of the Offer, the Merger or other Transactions, and no portion of the fee for the opinion is creditable against the transaction fee. In addition to the fees payable, the Company agreed to reimburse Armory for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Armory and related persons for certain liabilities and other items that may arise out of its engagement by the Company and the rendering of its opinion. None of these payments affected Armory’s analysis or opinion.

Except for the engagements described in the immediately preceding paragraph, during the two year period prior to the date hereof, neither Armory nor its affiliates have had any other relationships with the Company, Parent or their respective affiliates for which compensation was received or is intended to be received by Armory or its affiliates.

Armory and its affiliates may in the future provide investment banking and other financial services to the Company, Parent, and their respective affiliates and in the future may receive compensation for the rendering of such services.

In the ordinary course of their business activities, Armory or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Parent, or any of their respective affiliates.

(v)	Intent to Tender

As a condition to entering into the Merger Agreement, the Parent required that each of the Company’s officers and directors enter into the Support Agreement in favor of Parent and Merger Sub. The Support Agreement includes, among other things, an agreement by the Company’s officers and directors to irrevocably tender all of their Shares in the Offer, subject to the terms and conditions of the Support Agreement. However, the Support Agreement acknowledges that the officers and directors are entering into such agreement solely in their capacity as stockholders and therefore does not limit their fiduciary duties or taking any action in their capacity as an officer or director of the Company. This summary and description of the Support Agreement is only a summary and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated September 29, 2016, the Company engaged Armory Securities, LLC to act as its financial advisor in connection with the proposed Transactions. As compensation for services rendered by Armory, the engagement letter provides for a retainer fee of $75,000 (which has been paid) and a transaction fee of $650,000 payable upon the closing of the Transactions. In addition, pursuant to an engagement letter dated March 17, 2018, the Company engaged Armory to provide additional services as its financial adviser and, as compensation for the additional services rendered by Armory, agreed to pay Armory $200,000 upon the delivery of Armory’s opinion. No portion of the fee for the opinion is contingent upon the successful completion of the Offer, the Merger or other Transactions, and no portion of the fee for the opinion is creditable against the transaction fee. In addition to the fees payable, the Company agreed to reimburse Armory for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Armory and related persons for certain liabilities and other items that may arise out of its engagement by the Company and the rendering of its opinion.

Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any other person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

The information set forth in Item 4. “The Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for the scheduled vesting of Company stock options, Company restricted stock unit awards and other awards of restricted stock, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries, except that the directors and officers of the Company, each, in his capacity as a stockholder of the Company, entered into the Support Agreement with Parent and Merger Sub, as described under Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreement.”.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; or
•	(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Merger Agreement contains a customary “no solicitation” provision that, subject to certain exceptions, restricts the Company’s ability to (i) solicit, initiate or knowingly encourage or facilitate any inquiries or submission that could lead to a third-party takeover proposal or (ii) enter into, engage or participate in discussions or negotiations with, furnish any nonpublic information relating to the Company to, or execute any agreement with, third parties in connection with a third-party takeover proposal. The no solicitation provision is subject to a “fiduciary out” that permits the Company, under certain circumstances and in compliance with certain obligations, to terminate the Merger Agreement and accept a Superior Proposal (as defined in the Merger Agreement) upon payment to Parent of a termination fee of $400,000. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Vote Required to Approve Merger; Short-Form Merger

If 90% or more of the outstanding Shares are purchased in the Offer, the Merger may be completed in a “short-form merger” under Section 253 of the DGCL by a resolution adopted by the Merger Sub’s board of directors without the need for a Company Shareholder Meeting. If less than 90% of the outstanding Shares are purchased in the Offer, as soon as practicable following the consummation or expiration of the Offer, the Company expects to call the Company Shareholder Meeting to approve the Merger Agreement. In such event, the affirmative vote of the Company’s stockholders holding a majority of the outstanding shares entitled to vote at the Company Shareholder Meeting will be required under the DGCL to approve the Merger Agreement and complete the Merger.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. The Company is not subject to Section 203 of the DGCL because the Company does not have a class of voting stock that is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”), together with interest on the amount determined to be fair value, if any, as determined by the court (or, in certain circumstances specified in Section 262 of the DGCL, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 of the DGCL will not be converted into the right to receive Merger Consideration unless such demand for appraisal is subsequently lost or otherwise effectively withdrawn. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration.

Appraisal rights cannot be exercised at this time. A separate notice of appraisal rights will be sent to stockholders entitled to demand appraisal rights. The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to adopt the Merger Agreement that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the surviving corporation of the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated without a vote of stockholders pursuant to Section 253 of the DGCL, the surviving corporation of the Merger will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. The information set forth above is for informational purposes only with respect to alternatives available to holders of Shares if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult legal counsel.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Section 14(f) Information Statement

The Information Statement filed as Exhibit (a)(8) and Annex III to this Schedule 14D-9 is being furnished pursuant to Rule 14f-1 of the Exchange Act, in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company’s stockholders, and is incorporated by reference herein.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Transactions, including the Offer and the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC and other Company filings made with the SEC.

SEC Order

According to the Offer to Purchase, Murry N. Gunty is the controlling equityholder of Blackstreet Capital Investors, LLC, a Delaware limited liability company, which is the controlling equityholder of BCH Investors, LLC, a Delaware limited liability company, which is the controlling equityholder of Blackstreet, which is the controlling equityholder of Parent. According to the Offer to Purchase, (i) in 2016, Blackstreet Capital Management, LLC (“BCM”), an affiliate of Blackstreet, and Mr. Gunty agreed to consent to an order imposing remedial sanctions and a cease-and- desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action), (ii) the SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Exchange Act Section 15(a) and Investment Advisers Act of 1940 Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder and (iii) the Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials filed herewith or incorporated by reference herein include forward-looking statements. In particular, any statements that do not relate to historical or current facts constitute forward-looking statements, including, without limitation, financial projections, statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future and statements relating to the completion of the Offer and the proposed Merger. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the Offer or the proposed Merger. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that: (1) conditions to the closing of the Offer or the Merger may not be satisfied or waived on a timely basis or otherwise; (2) the Offer and the Merger may involve unexpected costs, liabilities or delays; (3) the business of the Company may suffer as a result of uncertainty surrounding the Offer and the Merger; (4) legal proceedings may be initiated related to the Offer or the Merger and the outcome of any legal proceedings related to the Offer or the Merger may be adverse to the Company; (5) there may be unforeseen events, changes or other circumstances that could give rise to the termination of the Merger Agreement; and (6) there are uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer and other risks to consummation of the Offer or the Merger, including the risk that the Offer or the Merger will not be consummated within the expected time period or at all; and the risks described in its periodic reports filed with the SEC, including, but not limited to, “Cautionary Statement Regarding Forward-Looking Information” under Part I and “Risk Factors” in Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 30, 2017 and subsequent periodic reports containing updated disclosures of such risks. Such risks include, without limitation: the Company’s ability to generate sufficient cash flow from operations and obtain sufficient financing to continue its operations and pay its obligations, conditions in the industry sectors that the Company serves, including the slowing of client decisions on proposals and project opportunities along with scope reduction of existing projects, the Company’s ability to retain the limited number of large clients that constitute a major portion of its revenues, the Company’s ability to protect client or Company data or information systems from security breaches and cyber-attacks, technological advances and competitive factors in the markets in which the Company competes, and volatility in foreign exchange rates. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.
(a)(1)	Offer to Purchase, dated April 10, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Sub and Parent, filed with the SEC on April 10, 2018).

(a)(2)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub and Parent, filed with the SEC on April 10, 2018).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Sub and Parent, filed with the SEC on April 10, 2018).

(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Sub and Parent, filed with the SEC on April 10, 2018).

(a)(5)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Sub and Parent, filed with the SEC on April 10, 2018).

(a)(6)	Press Release, dated as of March 22, 2018, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC (File No. 001-34006) on March 22, 2018).

(a)(7)	Opinion dated March 21, 2018 of Armory Securities, LLC to the Strategic Review Committee of the Board of Directors of the Company (included as Annex I to this Schedule 14D-9).

(a)(8)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex III to this Schedule 14D-9).

(e)(1)
Agreement and Plan of Merger, dated as of March 21, 2018 among the Company, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on March 27, 2018).

(e)(2)
Non-Disclosure Agreement, dated November 28, 2017, between the Company and Blackstreet Capital Holdings, LLC (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC by Cartesian Holdings, Inc. on April 10, 2018).

(e)(3)
Tender and Support Agreement, dated March 21, 2018, by and among Cartesian Holdings, LLC, Cartesian Holdings, Inc. and the officers and directors of Cartesian, Inc. listed on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on March 27, 2018).

(e)(4)
Term Loan Note for Working Capital dated March 21, 2018 between Cartesian, Inc. and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on March 27, 2018).

(e)(5)
Security Agreement dated March 21, 2018 by and among Cartesian, Inc. and its subsidiaries included therein and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on March 27, 2018).

(e)(6)
Debenture Agreement dated March 27, 2018 by and among Cartesian, Inc. and its subsidiaries included therein and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC (File No. 001-34006) on March 30, 2018).

(e)(7)
1998 Equity Incentive Plan, as amended and restated June 18, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on June 18, 2014), and the Form of Agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC (File No. 333-87383) on September 20, 1999).

(e)(8)	Cartesian, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on June 18, 2015).

(e)(9)
Employee Stock Purchase Plan, as amended and restated effective June 14, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 19, 2013 (File No. 001-34006)), and the Form of Agreements thereunder (incorporated by reference to Exhibit 10.4 to the 1999 S-1 Registration Statement (File No. 333-87383)).

(e)(10)
2000 Supplemental Stock Plan and Form of Agreements thereunder (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC (File No. 001-34006) for the fiscal year ended December 30, 2000).

(e)(11)	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.29 to the Company’s Annual Form 10-K filed with the SEC for the fiscal year ended December 28, 2013 (File No. 001-34006)).

(e)(12)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Current Report on Form 8-K filed with the SEC on June 18, 2015 (File No. 001-34006)).

(e)(13)
Employment Agreement, dated as of June 3, 2015, by and between Cartesian, Inc. and Peter Woodward (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Current Report on Form 8-K filed with the SEC on June 18, 2015 (File No. 001-34006)).

(e)(14)
Employment Agreement, dated as of September 26, 2016, by and between Cartesian, Inc. and William Hill (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2016 (File No. 001-34006)).

(e)(15)
Employment Agreement dated as of July 19, 2017, by and between Cartesian Limited and Dermod Ranaghan (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC (File No. 001-34006) on March 30, 2018).

(e)(16)
Employment Agreement, dated as of September 29, 2015, by and between Cartesian, Inc. and John C. Ferrara (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on October 1, 2015).

(e)(17)
Employment Agreement - Amendment #1, dated as of September 28, 2016, by and between Cartesian, Inc. and John C. Ferrara (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC (File No. 001-34006) on September 30, 2016).

(e)(18)
Employment Agreement - Amendment #2, dated as of November 14, 2017, by and between Cartesian, Inc. and John C. Ferrara (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC (File No. 001-34006) on March 30, 2018).

(e)(19)
Confidential Severance Agreement and Full and General Release, dated as of November 15, 2017, by and between Cartesian, Inc. and John C. Ferrara (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC (File No. 001-34006) on March 30, 2018).

(e)(20)
Amended Stock Option Agreement dated November 14, 2017, by and between Cartesian, Inc. and John C. Ferrara (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 filed with the SEC (File No. 001-34006) on March 30, 2018).

(e)(21)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC (File No. 333-87383) on September 20, 1999).

(e)(22)
Investment Agreement, dated February 25, 2014, by and between the Company and Elutions, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2014 (File No. 001-34006)).

(e)(23)
Amendment No. 1 to Investment Agreement, dated May 8, 2014, by and between the Company and Elutions, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2014 (File No. 001-34006)).

(e)(24)
Secured Loan Note Deed dated March 18, 2014, issued by Cartesian Limited to Elutions Capital Ventures S.à r.l in the principal amount of US$3,268,664 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2014 (File No. 001-34006)).

(e)(25)
Guaranty dated March 18, 2014 issued by the Company in favor of Elutions Capital Ventures S.à r.l. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2014 (File No. 001-34006)).

(e)(26)
Security Agreement dated March 18, 2014 between the Company and Elutions Capital Ventures S.à r.l. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2014 (File No. 001-34006)).

(e)(27)
Amended and Restated Common Stock Purchase Warrant (Commercial Incentive) dated May 8, 2014, between the Company and Elutions, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2014 (File No. 001-34006)).

(e)(28)
Amended and Restated Common Stock Purchase Warrant (Tracking) dated May 8, 2014, between the Company and Elutions, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2014 (File No. 001-34006)).

(e)(29)
Registration Rights Agreement dated March 18, 2014 between the Company and Elutions, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2014 (File No. 001-34006)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARTESIAN, INC.

By:	/s/ DONALD J. TRINGALI

	Name:	Donald J. Tringali
	Title:	Executive Chairman

Dated: April 10, 2018

ANNEX I
Opinion of Armory Securities LLC

(see attached)

Armory Securities. LLC
1230 Rosecrans Avenue, Suite 660
Manhattan Beach, CA 90266
Tel: (310) 220-6400
Fax: (310) 798-6277

March 21, 2018

Strategic Review Committee
Board of Directors
Cartesian, Inc.
Two Financial Center
60 South Street, Suite 820
Boston, MA 02111

Members of the Board of Directors:

We understand that Cartesian, Inc. (“Cartesian” or the “Company”) intends to enter into a transaction with an entity affiliated with Blackstreet Capital Holdings, LLC (“Blackstreet”) pursuant to which that entity will acquire all or substantially all of the stock of the Company. The proposed transaction is to be effectuated pursuant to an Agreement and Plan of Merger dated as of March 21, 2018 (together with all exhibits and schedules thereto, the “Merger Agreement”), to be entered into by and among the Company, Cartesian Holdings, LLC, a Delaware limited liability company formed by Blackstreet (“Parent”), and Cartesian Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Subject to the conditions of the Merger Agreement, Merger Sub will agree to commence (within the meaning of Rule 14D-2 under the Securities Exchange Act of 1934, as amended) a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Company common stock, $0.05 par value per share (the “Shares” or “Company Common Stock”) at a price per share of $0.40 (the “Offer Price”), net to the seller in cash, without interest and reduced by the amount of any applicable withholding tax. As soon as practicable following consummation of the Offer (and the receipt of shareholder approval if required) Merger Sub will be merged with and into the Company, pursuant to which the Company would become a wholly owned subsidiary of Parent (the “Merger”). The Company could continue as the surviving corporation of the Merger, with all of the stockholders of the Company, other than Parent and Merger Sub, receiving an amount of cash equal to the Offer Price in exchange for their Company Common Stock (the “Merger Consideration”). The terms and conditions of the Offer and the Merger are set forth in greater detail in Merger Agreement. As part of the Offer, Parent will also agree to (i) have the Company assume the Company’s deal related fees and expenses as set forth in the Merger Agreement and (ii) to make a certain loan to the Company in an aggregate amount of $1 million to support ongoing working capital needs, which amounts will not be deducted from Offer Price or Merger Consideration paid to holders of the Company Common Stock.

The Strategic Review Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company, has requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration proposed to be received by the holders of the Company Common Stock in connection with the Merger Agreement. This Fairness Opinion does not address any other aspect or implication of the Offer, the Merger, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Fairness Opinion does not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Offer and the Merger, (b) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (c) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price and Merger Consideration to the extent expressly specified herein), (d) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, other than the holders of Company Common Stock to the extent expressly set forth in Fairness Opinion, (e) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (f) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (g) the solvency, creditworthiness or fair value of the Company, the Parent or any other participant in the Offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger Agreement, any class of such persons or any other party, relative to the Offer Price, the Merger Consideration, or otherwise. In addition, our Fairness Opinion does not address whether or not the Offer Price is the highest price per share of Company Common Stock that could be achieved in a sale of the Company.

In arriving at our Fairness Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate. Among other things, we have reviewed and analyzed: (1) a draft of the Merger Agreement, dated as of March 21, 2018; (2) certain publicly available business and financial information relating to the Company that we deemed to be relevant; (3) certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company (the “Projections”); (4) a comparison of the present and projected financial condition of the Company with those of other public companies that we deemed relevant; (5) a comparison of the financial terms of the Merger with the financial terms of certain other precedent transactions that we deemed relevant; (6) the discounted cash flow of the Company based on the Projections and residual value; and (7) the current and historical market prices and trading volume for Company Common Stock and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant. In addition, we have had discussions with management of the Company and the Special Committee concerning the business, operations, financial condition, performance trends and prospects of the Company and made inquiries regarding and discussed the Offer and other matters related thereto.

In arriving at our Fairness Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information that was publicly available to us, provided to us by the Company, or that was otherwise reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information). We have further relied upon the statements of management of Company and the Special Committee that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect. In addition, management of the Company has advised us, and we have assumed, that the Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and we express no view as to any such Projections or estimates or the assumptions on which they are based. Furthermore, we have assumed that the amounts and timing of estimated revenues and cash flows in the Projections are reasonable and will be realized in accordance with such estimates. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or our Fairness Opinion.

Our Fairness Opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our Fairness Opinion based on events or circumstances that may occur after the date of this letter.

Any analyses relating to the value of assets, businesses or securities in our Fairness Opinion do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. Our Fairness Opinion does not constitute a valuation opinion or credit rating. In preparing our Fairness Opinion, we have not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and we have not undertaken to evaluate the solvency of the Company or any other party under any law. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have not undertaken analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have assumed that the executed Merger Agreements and the other documents related thereto will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Merger Agreement and the other documents related thereto. We have also assumed, upon the advice of the Company, that (a) the Offer and the Merger will be consummated in a manner that complies in all respects with applicable federal and state statutes, rules and regulations, (b) all material governmental, regulatory and third party approvals, consents and releases for the Offer and the Merger will be obtained within the constraints contemplated by the Merger Agreement, and (c) that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.

We do not express any opinion as to any tax or other consequences that might result from the Offer or the Merger, nor does our Fairness Opinion address any legal, accounting, regulatory, insurance, tax, or other specialist matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

We are also acting as financial advisor to the Special Committee pursuant to that certain letter agreement dated September 29, 2016 (the “Original Engagement Letter”), pursuant to which the Special Committee has engaged us to provide financial advisory services related to a potential Transaction (as defined in the Original Engagement Letter). A portion of the fee under the Original Engagement Letter has been paid. A substantial portion of the fee is contingent upon the successful completion of the Transaction. Our fee for rendering the Fairness Opinion became payable to us upon the rendering of the Fairness Opinion to the Special Committee. No portion of the fee for the Fairness Opinion is contingent upon the successful completion of the Offer, the Merger or other Transaction, and no portion of the fee for the Fairness Opinion is creditable against the transaction fee payable to us under the Original Engagement Letter. In addition to the fees discussed above, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of the Original Engagement Letter and our engagement to render the Fairness Opinion.

Armory Securities, LLC and its affiliates engage in a wide range of investment banking related businesses. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in debt, equity and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Armory Securities, LLC and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Blackstreet, other participants in the Offer and the Merger or certain of their respective affiliates in the future, for which Armory Securities LLC and its affiliates may receive compensation. In addition, Armory Securities LLC and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Blackstreet, other participants in the Merger or certain of their respective affiliates, and in portfolio companies of such funds, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Armory Securities LLC and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Blackstreet other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Armory Securities LLC and such affiliates have received and may receive compensation.

Our Fairness Opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and is rendered in connection with the consideration of the Offer and the Merger. It is understood that this letter may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without our express prior written consent.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Price and the Merger Consideration to be paid to the holders of the Company Common Stock under the Merger Agreement is fair, from a financial point of view, to such holders of the Company Common Stock.

Very truly yours,

Armory Securities, LLC

/s/ Eben Perison
By:	Eben Perison
Title:	Senior Managing Director

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:
(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX III

Cartesian, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

GENERAL INFORMATION

This Information Statement is being mailed on or about April 10, 2018 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Cartesian, Inc. (“Cartesian” or the “Company”) with respect to a tender offer by Cartesian Holdings, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (“Parent”), to the holders of record of shares of common stock, $0.005 par value per share, of Cartesian (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s board of directors (the “Board” or “Board of Directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 21, 2018, by and among the Company, Parent and Merger Sub (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub is commencing a cash tender offer to purchase all of the issued and outstanding Shares at a purchase price of $0.40 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2018.

The Offer and withdrawal rights will expire at one minute after 11:59 p.m. New York City time on May 11, 2018 (which we refer to as the “Expiration Time”, unless the period during which the Offer is open has been extended in accordance with the Merger Agreement, as defined below, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire). The Merger Agreement provides, among other things, that upon the terms and subject to the conditions of the Offer, including the satisfaction or waiver of all the conditions of the Offer, immediately after the Expiration Time, Merger Sub will irrevocably accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”).

The Merger Agreement provides that following the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (which we refer to as the “Merger”). In the Merger, each Share remaining outstanding after consummation or expiration of the Offer (other than Shares owned directly by the Company or Merger Sub or Shares as to which appraisal rights have been perfected under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

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If 90% or more of the outstanding Shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub’s board of directors without the need for a vote of stockholders at a meeting of stockholders. If less than 90% of the outstanding Shares are purchased in the Offer, as soon as practicable following the consummation or expiration of the Offer, the Company expects to call a special meeting of its stockholders to approve the Merger Agreement (the “Company Shareholder Meeting”). If the holders of more than fifty percent (50%) of the outstanding shares vote to approve the Merger Agreement at the Company Shareholder Meeting and the other conditions set forth in the Merger Agreement are satisfied or waived, the Merger will be completed. The Surviving Corporation will then become a wholly owned subsidiary of Parent. Upon the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company.

You are receiving this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent and Merger Sub.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 20,000,000 Shares and 2,000,000 shares of preferred stock. As of the close of business on April 9, 2018, there were 9,387,069 Shares outstanding and no shares of preferred stock outstanding.

The common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

RIGHT TO DESIGNATE DIRECTORS; AUTHORITY OF CONTINUING DIRECTOR

The Merger Agreement provides that, effective upon the Offer Acceptance Time and from time to time thereafter, Parent shall be entitled to designate all but one of the directors of the Company. One current director of the Company will remain on the Board through the Effective Time in order to serve as an independent director (the “Independent Director”) with sole authority to vote on the following matters: (i) the amendment or waiver of any provision the Merger Agreement or the related transaction documents, (ii) the amendment or waiver of any of the terms or conditions of the Offer, including any of the Offer Conditions, in any manner not permitted by the Merger Agreement, (iii) any action of the Board under Section 8.7 of the Merger Agreement, including with respect to a Superior Proposal as permitted by the Merger Agreement, (iv) the decision to terminate the Merger Agreement, (v) filling the vacancy in the Board that was occupied by the Independent Director, (vi) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (vii) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or the holders of Common Stock, or (viii) or any other action by the Board where there is a conflict of interest between Parent or Merger Sub, on one hand, or the holders of Shares that remain outstanding after the Offer Acceptance Time, on the other hand. The director to serve as the Independent Director is currently expected to be Donald J. Tringali. Immediately following the Effective Time, the board of directors of the Surviving Corporation will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

PARENT DESIGNEES

Information with respect to the Designees

Parent has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of

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Merger Sub and Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any legal proceedings or transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of Merger Sub and Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that Parent’s designees will assume office following the Offer Acceptance Time, which cannot be earlier than May 12, 2018, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of April 10, 2018, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is c/o Cartesian Holdings, LLC, 5425 Wisconsin Ave, Suite 701, Chevy Chase, MD 20815.

Name	Age, Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Kevin Kuby
Mr. Kuby, age 50, is a Vice President and Secretary of Merger Sub and, since February 2015, has served as Executive Vice President and Chief Restructuring Officer of Blackstreet Capital Holdings, LLC (“BCH”), a permanent, private holding company that owns and operates a series of private businesses. From January 2012 until he joined BCH, Mr. Kuby was a Managing Director at Blackstreet Capital Management, LLC (“BCM”), which managed a series of private equity funds. Mr. Kuby received an MBA from the University of Chicago and a B.A. in Economics from the University of Illinois – Urbana / Champaign. He was previously a Managing Director at Alvarez & Marsal, a Senior Managing Director at FTI Consulting and a Director at PricewaterhouseCoopers.

David Hartman
Mr. Hartman, age 55, is the Treasurer of Merger Sub and, since February 2015, Senior Vice President – Operations of BCH. Prior to working at BCH, he worked at BCM starting in December 2009. Mr. Hartman is a graduate of the University of Virginia’s McIntire School of Commerce with a B.S. in Finance and MIS. Previously, from June 2007 to December 2009, Mr. Hartman served as Chief Financial Officer of Elderlife Financial Services and, before that, spent nearly eight years at Chase Manhattan Bank, N.A. in New York City.

Ryan J. Scott
Mr. Scott, age 30, has been with BCH since February 2015. Since January 2018, Mr. Scott has served primarily as a Vice President of Black Bear Sports Group, a private division of BCH, which owns and operates sports and entertainment facilities and youth sports events. Previously, from June 2012 until he joined BCH, Mr. Scott was an Associate with BCM. Mr. Scott holds a Bachelor of Liberal Arts degree from Williams College.

Jack Myers
Mr. Myers, CFA, age 27, has been an Associate of BCH since June 2017. Previously, from June 2013 to June 2017, Mr. Myers worked in the investment banking division of FBR & Co. Mr. Myers graduated from Wake Forest University with a B.S. in Finance and is a CFA charterholder.

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BOARD OF DIRECTORS

Board of Directors

The Board of Directors of the Company currently consists of five directors. All individuals listed below are currently serving as directors of the Company.

Name	Age	Position with Cartesian
Robert J. Currey(1)(2)(3)	72	Director
Donald J. Tringali	60	Executive Chairman; Director
Thomas A. Williams(1)(2)(3)	58	Director
Micky K. Woo(2)(3)	64	Director
Peter H. Woodward	45	Special Adviser to the Executive Chairman; Director
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

There are no family relationships among any of our directors or executive officers.

Robert J. Currey has served as a director since 2003. Mr. Currey has been Chairman of the Board of Consolidated Communications Holdings, Inc. (“Consolidated Communications”), a provider of communications services, since January 1, 2018, served as its Executive Chairman from January 1, 2015 until December 31, 2017, served as its Chief Executive Officer from 2002 until December 31, 2014 and served as its President from 2002 to November 2013. From 2000 to 2002, Mr. Currey served as Vice Chairman of RCN Corporation, a CLEC providing telephony, cable and Internet services in high-density markets nationwide. From 1998 to 2000, Mr. Currey served as President and Chief Executive Officer of 21st Century Telecom Group. From 1997 to 1998, Mr. Currey served as Director and Group President of Telecommunications Services of McLeodUSA, which acquired the predecessor of Consolidated Communications in 1997. Mr. Currey joined the predecessor of Consolidated Communications in 1990 and served as President through its acquisition in 1997. Mr. Currey holds a bachelor’s degree from Michigan Technological University and an MBA from Eastern Michigan University. Mr. Currey’s industry and leadership experience enables him to provide valuable insight to the Board on business strategy and operations.

Donald J. Tringali has served as a director since April 2016. Mr. Tringali has served as Executive Chairman of the Company since October 6, 2017 and was designated as the principal executive officer of the Company on November 15, 2017. Mr. Tringali has served as the Chief Executive Officer of Augusta Advisory Group, a management consulting company, since March 2001. From June 1996 to March 2001, he served as Executive Vice President of Telemundo, an American Spanish-language broadcast television network. Since October 2006, Mr. Tringali has served as a Director for Caribbean Broadcasting Company, a privately-held company that provides US network television programming to Puerto Rico and other Caribbean media markets. Since June 2012, Mr. Tringali has served as a Director for Paragon Space Development Corporation, a privately-held company that provides specialized engineering, manufacturing, and testing services to government and non-government clients. From May 2010 to December 2013, Mr. Tringali served as the Chairman of the Board of Directors of National Technical Systems, Inc., a testing and engineering services firm. While at National Technical Systems, Inc., Mr. Tringali also served as Vice Chairman from June 2006 to May 2010, and as a director from June 1999 to December 2013. From August 2012 to May 2013, Mr. Tringali served as a Director for the Bank of Tucson, a commercial bank. Mr. Tringali received a Bachelor of Arts in Economics from UCLA and a Doctorate in Jurisprudence from Harvard Law School. Mr. Tringali’s extensive experience as a lawyer, and broad knowledge of mergers, acquisitions, legal, financial and governance matters affecting public companies enables him to provide valuable guidance to the Board.

Thomas A. Williams has served as a director since April 2016. Mr. Williams is currently the Chief Financial Officer of Nassau Re, a private insurance holding company, and has served in that position since January 2017. Mr. Williams also currently serves as a director of The Phoenix Companies, PHL Variable, Phoenix Life Insurance Company, Constitution Life Insurance Company and The Pyramid Life Insurance Company. Mr. Williams previously served as a director of Fidelity & Guaranty Life, an insurance holding company, whose common stock is traded on the New York Stock Exchange, from June 2013 until December 2016 and was a

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member of its Audit Committee from June 2013 to December 2014. Mr. Williams was recently the Executive Vice President and Chief Financial Officer of HRG Group, Inc. (“HRG”) from March 2012 to January 2016. HRG is a diversified holding company, and a Fortune 500 company, whose common stock is traded on the New York Stock Exchange. Mr. Williams also served as a director of Front Street Re (Cayman) Ltd. from August 2012 to January 2016; Front Street Re (Bermuda) Ltd. from August 2012 to January 2016; FS Holdco II (Delaware) Ltd. from April 2014 to January 2016; Mr. Williams has also served on the board of FOHG Holdings, LLC, from May 2014 to November 2015, which filed for bankruptcy protection on April 19, 2015 and later emerged in November 2015; each of which is a subsidiary of HRG Group, Inc. Mr. Williams also served as Executive Vice President and Chief Financial Officer of Zap.Com, Inc., from March 2012 to January 2016 and served as a director of Zap.Com from December 2014 to January 2016. Prior to joining HRG, Mr. Williams was President, Chief Executive Officer and a director of RDA Holding Co. and its subsidiary Reader’s Digest Association, Inc. (together, “RDA”) from April 2011 until September 2011. Previously, Mr. Williams was RDA’s Chief Financial Officer from February 2009 until April 2011 where his primary focus was on developing business restructuring plans for the company. RDA filed for bankruptcy protection in August 2009 and emerged in January 2010. Prior to joining RDA, Mr. Williams served as Executive Vice President and Chief Financial Officer for Affinion Group Holdings, Inc., a portfolio company of Apollo Management, L.P., from January 2007 until February 2009 where his primary focus was on growing enterprise value, finance, accounting, treasury, tax, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Previously, Mr. Williams spent more than 21 years with AT&T, Inc., where he held a progression of senior financial and officer positions including Chief Financial Officer, AT&T Networks; Chief Financial Officer, AT&T Global Network Technology Services; Chief Financial Officer, AT&T Laboratories; and AT&T Chief Process Officer. Mr. Williams started at AT&T with Bell Laboratories in June 1985. Prior to his tenure at AT&T, Mr. Williams was International Controller of McLean Industries Inc. from 1984 to 1985, Industry Analyst of Interpool Ltd. from 1982 to 1984 and Commodity Trading Associate with Bache Halsey Stuart Shields, Inc. from 1981 to 1982. Mr. Williams received a BA in Economics from the University of South Florida. Mr. Williams’ extensive leadership and business experience enables him to provide valuable guidance to the Board.

Micky K. Woo has served as a director of the Company since 1991 and is currently a self-employed Senior Strategic Advisor. Mr. Woo served as a senior executive with the Company from 1991 through June 2012. Mr. Woo served as Executive Chairman of the Company from January 2012 through June 2012, and served as President and Chief Operating Officer from 2007 until January 2012. Prior to joining the Company, Mr. Woo served from 1989 to 1991 as Vice President of Information Systems and Revenue Assurance at Telesphere Communications Inc. From 1987 to 1989, Mr. Woo was the Director of Revenue and Treasury Management at Sprint Corporation and from 1983 to 1987 he served in management at MCI Communications Corporation, including Senior Manager of Receivables Management, Senior Manager of the East Coast Billing Center, and Senior Manager of Revenue Reporting and Analysis. Prior to entering the telecommunications industry, Mr. Woo was a consultant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Woo received his BA in Computer Science and an MA in Accounting from the University of Iowa. Mr. Woo’s prior experience as an executive of the Company and his prior business experience enable him to provide valuable guidance to the Board in overseeing the Company’s business.

Peter H. Woodward has served as director of the Company since January 2012 and has served as Special Adviser to the Executive Chairman since November 2017. He served as the Company’s Chief Executive Officer from June 2015 until November 2017. Mr. Woodward also served as the Company’s President from June 2015 until September 2015 and as the Company’s interim Chief Financial Officer from June 2015 until October 2015. Prior to joining Cartesian, Mr. Woodward was the President of MHW Capital Management, a private investment firm that takes concentrated positions in micro-cap turnaround companies, with a focus on the technology sector. From 1996 until he founded MHW Capital Management in 2005, Mr. Woodward was a Managing Director for Regan Fund Management, a hedge fund group specializing in active equity investments in turnaround companies. He began his career as a research analyst at Munn, Bernhard & Associates from 1995 to 1996. Mr. Woodward has served on the board of directors of NewsEdge Corp., Zomax, Inc., Innodata-Isogen, Inc. and SMF Energy Corp., and is currently a director of TSS, Inc. and Precision Options Corporation. Mr. Woodward graduated from Colgate University with a Bachelor of Arts in Economics, and from Columbia University with a Master’s Degree in International Economics. He is a Chartered Financial Analyst. Mr. Woodward’s extensive financial and capital markets expertise and experience enables him to provide valuable guidance to the Board.

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CORPORATE GOVERNANCE

Board and Committee Meetings

During fiscal 2017, the Board of Directors held a total of seven meetings. No director attended less than 75% of those meetings and no director attended less than 75% of the aggregate of (1) all Board of Directors meetings and (2) the number of meetings of all committee(s) of the Board of Directors held during fiscal year 2017 for which such director served as a member (or portion of the fiscal year during which he served as a director or committee member). At each of the meetings of the Board of Directors held during fiscal year 2017, the independent directors had the opportunity to hold an executive session.

Director Independence

The Board of Directors has determined that Robert J. Currey, Thomas A. Williams and Micky K. Woo are independent, as defined in the Nasdaq listing standards. Although the Company is no longer listed on Nasdaq, the Board of Directors has determined the independence of directors utilizing the Nasdaq listing standards in accordance with SEC rules. The Board of Directors has affirmatively determined that the members of the Audit Committee are independent, as defined in the Nasdaq listing standards and applicable SEC rules, the members of the Compensation Committee are independent as defined in the Nasdaq listing standards and the members of the Nominating and Corporate Governance Committee are independent as defined in the Nasdaq listing standards.

In determining the independence of Mr. Currey, the Board considered the following transactions involving Consolidated Communications. Mr. Currey is the Chairman of the Board and a member of the board of directors of Consolidated Communications, served as its Executive Chairman from January 1, 2015 until December 31, 2017, served as its Chief Executive Officer from 2002 until December 31, 2014 and beneficially owns less than one percent of its outstanding shares of common stock. On June 18, 2014, the Company entered into an agreement with Consolidated Communications Services Company, a subsidiary of Consolidated Communications, to provide Smart Building Services to Consolidated Communications and its subsidiaries. In January 2017, the Company entered into an amendment of the agreement with Consolidated Communications to provide Smart Building Services to additional sites and to extend the term of the agreement. Under the agreement, as amended, the Company agreed to deploy and monitor the energy consumption in approximately 61% of the Consolidated Communications facilities. Consolidated Communications has previously disclosed that the estimated cost to implement the Smart Building Services is approximately $4,900,000 over seven years, including amounts payable under the agreement with the Company. Since the inception of the agreement through April 4, 2018, Consolidated Communications has paid approximately $2,300,000 to the Company under the agreement. With respect to the portion of such amount payable to the Company under its agreement with Consolidated Communications, the Company receives a project management fee and a portion of the energy cost savings payable under the agreement and Elutions, Inc. is entitled to the remaining amounts payable under the agreement. Consolidated Communications has previously disclosed that it expects to save approximately $5,700,000 in energy costs through the use of the Smart Building Services. As previously disclosed by Consolidated Communications, Elutions, Inc. and Consolidated Communications also entered into a three year Market Enablement Agreement, under which Consolidated Communications is required to provide certain marketing support to Elutions, Inc. and could receive up to $2,400,000 over the three year term of the agreement. The Company is not a party to that agreement. Mr. Currey has not received any payments from the Company as part of the Company’s agreement with Consolidated Communications, nor from Consolidated Communications as previously disclosed by it. The Board determined that the foregoing transactions did not impair Mr. Currey’s independence as a director of the Company.

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for the Company and has concluded that, at this time, the Company and its stockholders are best served by having the Executive Chairman serve as the principal executive officer of the Company. In connection with Peter Woodward’s resignation as Chief Executive Officer of the Company on November 15, 2017, the Board of Directors designated Donald J. Tringali, Executive Chairman of the Company, as the principal executive officer of the Company. The Board of Directors approved an Office of the Chief Executive, to be led by Mr. Tringali and to include Jim Serafin, the Senior Director of Global Operations, Susannah Hawkins, head of Global Strategy for the Company and acting Commercial Director of the Company’s EMEA unit, Dermod Ranaghan, Managing Director of the Company’s EMEA unit

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and interim CFO, and Company President William Hill. The Board believes that this leadership structure is appropriate given Mr. Tringali’s leadership role in the Company’s exploration of strategic alternatives to enhance shareholder value, and the Company’s size and financial condition.

Risk Oversight

The Board has delegated to the Audit Committee, consisting solely of independent directors, the responsibility to oversee the assessment and management of the Company’s risks, including reviewing management’s risk assessment and risk management policies and procedures and steps management has taken to control major risk exposures. The Audit Committee is authorized to identify and discuss with management, the Board of Directors and the independent auditors the material risks faced by the Company’s business or which could impact the financial condition or performance of the Company, evaluate how those risks are managed by the Company and the quality and adequacy of the Company’s reporting with regard to them. The Company’s Compensation Committee, consisting solely of independent directors, is responsible for overseeing the assessment and management of risks relating to the Company’s compensation plans and arrangements and reporting to the Audit Committee and the Board. The Board is regularly informed through committee reports regarding the Company’s risks, and reviews and discusses such risks in overseeing the Company’s business strategy and operations.

Committees of the Board of Directors.

The Board of Directors has established an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee consists of Mr. Williams, Chairman, and Messrs. Currey and Woo. The Audit Committee oversees our accounting, auditing and financial reporting policies and practices, among other responsibilities. The Audit Committee has sole authority to engage the independent registered public accounting firm to perform audit services and the sole authority to approve all audit engagement fees of the independent registered public accounting firm. The Board of Directors has affirmatively determined that the members of the Audit Committee are “independent,” as defined in the Nasdaq listing standards and applicable SEC rules. The Board of Directors has determined that Mr. Williams qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC by virtue of his experience and background, as described above. The Audit Committee held a total of four meetings during fiscal year 2017. The Board of Directors has adopted a formal written charter for the Audit Committee, a copy of which is available on the “Investor Relations — Corporate Governance” page of our website at www.cartesian.com.

Compensation Committee. The Compensation Committee consists of Mr. Currey, Chairman, and Mr. Williams. The Compensation Committee makes recommendations to the Board of Directors regarding our employee benefit plans and the compensation of our executive officers, and approves equity grants, among other responsibilities. The Board of Directors has affirmatively determined that the members of the Compensation Committee are “independent” as defined in the Nasdaq listing standards. The Compensation Committee held a total of five meetings during fiscal year 2017. The Board of Directors has adopted a formal written charter for the Compensation Committee, a copy of which is available on the “Investor Relations — Corporate Governance” page of our website at www.cartesian.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Mr. Woo, Chairman, and Messrs. Currey and Williams. The Board of Directors has affirmatively determined that the members of the Nominating and Corporate Governance Committee are “independent” as defined in the Nasdaq listing standards. The Nominating and Corporate Governance Committee’s primary functions are to recommend individuals qualified to serve as directors of the Company; to advise the Board on its composition, procedures and committees; to advise the Board regarding corporate governance and to oversee the evaluation of the Board. The Nominating and Corporate Governance Committee held one meeting during fiscal year 2017. The Board of Directors has adopted a formal written charter for the Nominating and Corporate Governance Committee. A copy of the charter is available on the “Investor Relations — Corporate Governance” page of our website at www.cartesian.com.

In exploring potential candidates for directors, the Nominating and Corporate Governance Committee considers individuals recommended by members of the Committee, other directors, members of management, stockholders and self-nominated individuals. In accordance with the provisions of its charter, the Nominating and

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Corporate Governance Committee will consider recommendations for director made in good faith by stockholders and will not apply different selection criteria to stockholder nominees than the selection criteria for persons nominated by the Committee. The criteria that may be considered by the Nominating and Corporate Governance Committee in the selection of new directors may include experience, knowledge, skills, expertise, integrity, analytic ability, independence of mind, understanding of our business and business environment, willingness and ability to devote adequate time and effort to Board responsibilities and diversity (as determined from time to time by the Committee, including diversity of background and experience among directors). The Company does not have a formal policy requiring the consideration of diversity in the nomination of directors. In order to submit recommendations for nominees for directors to the Nominating and Corporate Governance Committee, stockholders should follow the procedures in the Bylaws for stockholder nominations of directors.

Code of Ethics and Business Conduct

The Company has adopted a Code of Conduct, which applies to all employees, consultants, directors and officers of the Company and its subsidiaries, including the principal executive officer and the principal financial officer. The Code of Conduct is available on the “Investor Relations - Corporate Governance” page of our website at www.cartesian.com. The Company intends to disclose any changes in or waivers from its Code of Conduct by posting such information on its website at www.cartesian.com or by filing a Form 8-K with the SEC, as required. The Company will provide a copy of the Company’s Code of Conduct without charge, upon written request to the Secretary of the Company at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210.

Contacting the Board of Directors

Any stockholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual director at Cartesian, 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210. Communications received electronically or in writing are distributed to the full Board of Directors, a committee or an individual director, as appropriate, depending on the facts and circumstances described in the communication received.

Director Attendance at Annual Meeting of Stockholders

The Company has a policy of encouraging its directors to attend the annual meeting of stockholders. The Company did not hold an annual meeting of stockholders in 2017.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, officers and beneficial owners of more than 10% of the Company’s Common Stock to file reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms submitted to it during the fiscal year ended December 30, 2017 and written representations provided to it, the Company believes that all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements during fiscal year 2017. The Company assists its directors and officers in the preparation and filing of reports required under Section 16(a) of the Exchange Act.

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REPORT OF THE AUDIT COMMITTEE

In the performance of its oversight function, the Audit Committee has considered and discussed with management and our independent registered public accounting firm the audited consolidated financial statements of the Company for the fiscal year ended December 30, 2017.

In addition, the Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 16, “Communications with Audit Committees.” The Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm as required by applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with our independent registered public accounting firm its independence.

Based upon the reports and discussions described in this report, and other matters the Audit Committee deemed relevant and appropriate, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the fiscal year ended December 30, 2017, be included in the Company’s Annual Report on Form 10-K for such fiscal year.

The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company’s financial statements. The Audit Committee does not determine whether the Company’s financial statements are complete and accurate, are prepared in accordance with generally accepted accounting principles or fairly present the Company’s financial condition, results of operations and cash flows. Members of the Committee rely without independent verification on the information provided to them and the representations made to them by management and the independent registered public accounting firm and look to management to provide full and timely disclosure of all material facts affecting the Company. Accordingly, the Audit Committee’s oversight does not assure that management has maintained appropriate internal controls and procedures or appropriate disclosure controls and procedures, that the audit of the Company’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company’s independent registered public accounting firm is in fact “independent.”

The Audit Committee

Thomas A. Williams, Chairman
Robert J. Currey
Micky K. Woo

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EXECUTIVE OFFICERS

Set forth below is biographical and other information on our current executive officers.

Executive Officers of the Registrant

The biographical information for Mr. Tringali is provided above under the heading “Board of Directors.” The remaining executive officers of the Company and their ages at April 4, 2018, were as follows:

Dermod Ranaghan, age 52, was appointed as interim Chief Financial Officer on November 2, 2017. In connection with his appointment, Mr. Ranaghan was designated as the principal financial officer and principal accounting officer of the Company. Mr. Ranaghan previously served as Managing Director of the Company’s EMEA unit since September 2011 and continued in that capacity after his appointment as interim Chief Financial Officer. Mr. Ranaghan previously served as the Finance Director of Cartesian Limited from November 2004 until September 2011 and served as Finance Manager of Cartesian Limited from October 2000 until November 2004. Cartesian Limited was acquired by the Company in 2007.

William Hill, age 49, has served as our President since September 2015. Prior to his appointment as President, Mr. Hill served as Senior Vice President, Business Development of Cartesian Limited, a wholly-owned subsidiary of the Company. Mr. Hill is one of the co-founders of Cartesian Limited, which was acquired by the Company in 2007. In his role as Senior Vice President, Business Development of Cartesian Limited, Mr. Hill was responsible for business development and sales efforts within the Company’s EMEA region. Mr. Hill previously served as the Vice President, Business Development of Cartesian Limited from January 2007 until August 2011 and served as a director of Cartesian Limited from August 1996 until December 2006 leading consulting engagements, software delivery and client sales and management. Prior to joining Cartesian Limited, Mr. Hill held various consulting positions within utilities, transportation and cable industries focusing on data communications. Mr. Hill studied at Victoria University, Wellington, New Zealand and TAFE Institute, Newcastle, NSW Australia.

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EXECUTIVE COMPENSATION

SEC rules allow smaller reporting companies to tailor their disclosure to reduce costs. Because the Company qualifies as a “smaller reporting company” under SEC rules, the Company is not required to provide, among other things, Compensation Discussion and Analysis and certain other tabular and narrative disclosures relating to executive compensation.

Compensation Committee Processes and Procedures

The Compensation Committee’s charter governs its processes and procedures in the determination of executive compensation.

The Compensation Committee has overall responsibility for evaluating and recommending compensation for executive officers and recommending approval of employee benefit plans, policies and programs, and for administering the Company’s stock incentive plans. The Compensation Committee does not delegate this authority to any other person. The Compensation Committee assists the Board in fulfilling its responsibility to maximize long-term stockholder value by ensuring that officers, directors and employees are compensated in accordance with our compensation philosophy, objectives and policies; competitive practice; and the requirements of applicable laws, rules and regulations.

In fulfilling its responsibilities, the Compensation Committee has direct access to our officers and employees and consults with our Principal Executive Officer (“PEO”), our Chief Financial Officer, our human resources personnel and other members of senior management as the Chairperson of the Committee deems necessary.

The Compensation Committee reviews executive officer compensation on an annual basis. For each review, the Compensation Committee may consider, and decide the weight it will give to, a number of factors, including the following:

•	competition in the market for executive employees;
•	executive compensation provided by comparable companies;
•	executive officer performance;
•	our financial performance and compensation expenses;
•	the accounting impact of executive compensation decisions;
•	Company and individual tax issues;
•	executive officer retention;
•	executive officer health and welfare; and
•	executive officer responsibilities.

In determining the long-term incentive component of our executive compensation, the Compensation Committee may consider a number of factors, including the following:

•	Company performance and relative stockholder return;
•	value of similar incentive awards to executives at comparable companies; and
•	awards given our executives in past years.

The Compensation Committee also considers the potential risks to the Company that may result from proposed compensation policies and practices. The Compensation Committee may retain at the Company’s expense a compensation consultant to advise the Committee on executive and director compensation practices and trends. The Committee did not engage a compensation consultant with respect to fiscal year 2017.

The Compensation Committee may request that management recommend compensation package components, discuss hiring and retention concerns and personnel requirements, and provide information with respect to such matters as executive, Company and business unit performance; market analysis; benefit plan terms and conditions; financial, accounting and tax considerations; legal requirements; and value of outstanding awards. The Compensation Committee may rely on our PEO and other executives for these purposes.

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The Compensation Committee develops the criteria for evaluating our PEO’s performance and privately reviews his performance against these criteria on at least an annual basis. Our PEO periodically discusses the performance of other executive officers with the Compensation Committee. The Committee may review human resources and business unit records. The Committee may also discuss with the Audit Committee the executive officers’ compliance with our Code of Conduct.

Summary Compensation Table

The following Summary Compensation Table sets forth summary information as to the compensation of (i) the persons who served as the Company’s Principal Executive Officer during fiscal year 2017; (ii) the Company’s two most highly compensated executive officers other than the Principal Executive Officer who were serving as executive officers at the end of fiscal year 2017 and (iii) one former executive officer who would have been among the two most highly compensated executive officers (other than the Principal Executive Officer) of the Company if he had continued to serve at the end of fiscal year 2017 (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Donald J. Tringali, Executive Chairman and Principal Executive Officer(3)	2017	74,900	—	14,200	—	—	—	89,100

Dermod Ranaghan, Interim Chief Financial Officer(4)	2017	160,347	38,638	—	—	—	12,879	211,864

William Hill, President	2017	249,038	—	—	—	—	52,780	301,818
	2016	227,113	—	—	23,418	—	83,915	334,446

Peter Woodward, Former Chief Executive Officer(5)	2017	200,000	—	—	—	—	6,700	206,700
	2016	200,000	—	—	—	—	6,700	206,700

John Ferrara, Former Chief Financial Officer(6)	2017	242,105	—	—	—	—	37,547	279,652
	2016	250,000	—	—	—	—	$100,372	365,984
(1)	This column represents the fair value of the respective equity awards approved by the Compensation Committee and is consistent with the grant date fair value of the awards computed in accordance with ASC 718. Pursuant to SEC rules, the amounts shown reflect the actual or probable outcome of any performance conditions or market conditions that affect the vesting of awards and exclude the impact of estimated forfeitures related to service-based vesting conditions. For assumptions used in determining these values, refer to Note 5 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017, as filed with the SEC.
(2)	All Other Compensation for the named executive officers consists of:
Name	Year	Retirement Plan Contributions(a) ($)	STD & LTD ($)	Severance Compensation ($)	Consulting Fees and Commissions ($)	Relocation(b) ($)	Total ($)
Donald J. Tringali	2017	—	—	—	—	—	—

Dermod Ranaghan	2017	12,879	—	—	—	—	12,879

William Hill	2017	8,100	680	—	—	44,000	52,780
	2016	15,313	507	—	—	68,157	83,977

Peter Woodward	2017	6,020	680	—	—	—	6,700
	2016	6,020	680	—	—	—	6,700

John Ferrara	2017	8,100	601	28,846	—	—	37,547
	2016	7,950	680	—	—	91,742	100,372
(a)	With respect to the Retirement Plan Contributions included in All Other Compensation, the Company made retirement plan contributions denominated in British pounds sterling to the Company’s U.K. defined contribution plan on behalf of Mr. Hill in

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the amount of £7,794 in fiscal 2016 and Mr. Ranaghan in the amount of £10,000 in fiscal 2017. The payments have been converted to U.S. dollars for purposes of disclosure in the Summary Compensation Table at the average exchange rate for the months in which the contributions were made. Mr. Woodward and Mr. Ferrara participated in the Company’s standard 401(k) plan, which is available to all U.S. Company employees. For fiscal year 2017, Mr. Hill participated in the Company’s standard 401(k) plan.

(b)	This column represents relocation expenses paid to Messrs. Hill and Ferrara in fiscal 2016
(3)	Mr. Tringali was appointed as Executive Chairman of the Company on October 6, 2017 and designated as the principal executive officer of the Company on November 15, 2017. The amount shown in the Salary column includes director fees of $29,600 earned by Mr. Tringali in fiscal year 2017 as a non-employee director of the Company prior to his appointment as Executive Chairman of the Company.
(4)	Mr. Ranaghan was appointed as interim Chief Financial Officer of the Company on November 15, 2017.
(5)	Mr. Woodward served as Chief Executive Officer of the Company until November 15, 2017, and thereafter served as Special Adviser to the Executive Chairman.
(6)	Mr. Ferrara served as Chief Financial Officer of the Company until November 15, 2017.

Narrative to Summary Compensation Table

Employment Arrangements

Donald J. Tringali, Chairman and Principal Executive Officer

Mr. Tringali was appointed as Executive Chairman of the Company on October 6, 2017 and was designated as the principal executive officer of the Company upon the resignation of Peter Woodward as Chief Executive Officer effective November 15, 2017. In this role, Mr. Tringali continued to receive his base compensation of $15,000 per month paid to him in his role as Executive Chairman of the Company. The Company and Mr. Tringali have not entered into an employment agreement.

Dermod Ranaghan, Interim Chief Financial Officer

Dermod Ranaghan was appointed as interim Chief Financial Officer of the Company effective on November 15, 2017. Mr. Ranaghan previously served as Managing Director of the Company’s EMEA unit since September 2011 and continued in that capacity after his appointment as interim CFO. Mr. Ranaghan’s employment is governed by his Employment Agreement dated as of July 19, 2017 with Cartesian Limited, which was entered into prior to his appointment as Chief Financial Officer of the Company and is governed by the laws of England (“Ranaghan Employment Agreement”).

Mr. Ranaghan’s compensation under the Ranaghan Employment Agreement includes a base salary of £125,000, the right to participate in Cartesian Limited’s bonus program and retirement plan and the right to receive certain other benefits. If Mr. Ranaghan is terminated without “cause”, Mr. Ranaghan is entitled to 12 months of salary and the monetary value of the Company’s employer pension contributions over 12 months, a payment in lieu of any outstanding accrued but untaken holiday entitlement and potentially a statutory payment under the laws of England. The payment of nine months of such severance compensation is subject to the condition that Mr. Ranaghan comply with the confidentiality and non-solicit provisions in his agreement.

During the term of the Ranaghan Employment Agreement and thereafter, Mr. Ranaghan has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating to his service to the Company. Additionally, Mr. Ranaghan has agreed that, during the term of his employment and for a period of 12 months thereafter, he will not (i) solicit employees or independent contractors of the Company with whom he had material dealings at any time in the 12 months prior to the termination of his employment, to terminate their relationship with the Company or (ii) solicit or do business with any customers or clients of the Company with whom he had material dealings at any time in the 12 months prior to the termination of his employment.

William Hill, President

The Company is party to an Employment Agreement dated September 26, 2018 with William Hill, President of the Company (the “Hill Employment Agreement”). The Hill Employment Agreement has a one-year term, unless terminated earlier as discussed below. If not earlier terminated, the Hill Employment Agreement will renew automatically for successive one-year renewal terms unless either party gives the other party 60 days advance notice of such party’s intent not to renew.

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Pursuant to the Hill Employment Agreement, Mr. Hill: (i) receives an annual base salary of $250,000 per year; (ii) is eligible to receive an annual bonus of up to 100% of his annual base salary based on his achievement of personal and Company objectives as agreed with the Company’s Chief Executive Officer and the Compensation Committee of the Board of Directors; (iii) is eligible to participate in any health, disability and group life insurance plans or other perquisites and fringe benefits that the Company extends generally to employees of the Company at the level of President; (iv) is entitled to reimbursement of reasonable business expenses; and (v) is entitled to certain relocation benefits.

In addition, Mr. Hill received a grant of 75,000 non-qualified stock options which vest as follows: (i) 25,000 vest when the market closing price of the Company’s common stock is at $4.00 or greater for 30 consecutive days; (ii) 25,000 vest when the market closing price of the Company’s common stock is at $5.00 or greater for 30 consecutive days; and (iii) 25,000 vest when the market closing price of the Company’s common stock is at $6.00 or greater for 30 consecutive days. The options are also subject to accelerated vesting in connection with a change of control. The exercise price of the options is the greater of (1) $1.25 or (2) the market closing price on the date of grant by the Compensation Committee.

The Hill Employment Agreement will terminate upon Mr. Hill’s death or disability. Upon termination for death or disability, Mr. Hill (or his estate) will be entitled to any standard benefits then provided by the Company to employees at his level plus the Accrued Benefits. The “Accrued Benefits” are any compensation earned through the date employment ended, any unused vacation time, any reimbursable business expenses incurred through such date, and all other vested accrued benefits under any agreements between Mr. Hill and the Company and any applicable Company plans, programs, policies or arrangements, including without limitation, any incentive compensation agreements.

The Company may terminate the Hill Employment Agreement at any time, with or without “cause,” as defined in the Hill Employment Agreement, upon written notice to Mr. Hill and Mr. Hill may terminate the Hill Employment Agreement at any time upon thirty days written notice to the Company. Upon termination by the Company for “cause” or termination by Mr. Hill other than for his “constructive termination,” Mr. Hill will be entitled to his Accrued Benefits. Upon termination by the Company without “cause” or upon the “constructive termination” by Mr. Hill, Mr. Hill will be entitled to a cash severance payment of six months of base salary (payable over six months), six months of premiums for COBRA coverage, and the Accrued Benefits.

The Hill Employment Agreement also provides benefits to Mr. Hill relating to termination of the Hill Employment Agreement in connection with a “change in control” of the Company in certain circumstances. The terms and provisions of the Hill Employment Agreement will continue following a “change in control” of the Company. However, in the event that the Company terminates the Hill Employment Agreement without cause (or fails to allow for the renewal of the term of the Hill Employment Agreement) and other than for death or disability, or Mr. Hill terminates the Hill Employment Agreement due to his constructive termination, at any time three months before or 12 months after a “change in control” of the Company, Mr. Hill will be entitled to a cash severance payment of 12 months of base salary, 12 months of premiums for COBRA coverage, the immediate vesting of any unvested options under the stock option award and the Accrued Benefits. The Hill Employment Agreement defines a “change in control” of the Company to mean: (i) the sale, lease, conveyance or other disposition of at least 50% of the Company’s assets; (ii) the direct or indirect acquisition by a person or group of beneficial ownership of more than 50% of the Company’s voting securities; or (iii) a merger (in which the Company is not the surviving entity), consolidation, liquidation or dissolution of the Company or winding up of its business.

During the term of the Hill Employment Agreement and thereafter, Mr. Hill has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating to his service to the Company. Additionally, Mr. Hill has agreed that, during the term of his employment and for a one-year period thereafter, he will not (i) compete with the Company, (ii) solicit employees or independent contractors of the Company to terminate their relationship with the Company or (iii) solicit or do business with any customers or clients of the Company who were customers or clients during the twelve-month period prior to the termination of his employment or prospective customers or clients of the Company during the six-month period prior to the termination of his employment.

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In addition to the stock option award granted pursuant to the Hill Employment Agreement, the Company was a party to a Restricted Stock Award Agreement with Mr. Hill relating to a performance-based restricted stock award for 75,000 shares.

Peter H. Woodard, Former Chief Executive Officer

On November 2, 2017, Peter Woodward notified the Board of Directors of his resignation as Chief Executive Officer of the Company, effective November 15, 2017. Mr. Woodward remained a member of the Company’s Board of Directors. Mr. Woodward’s has continued his service to the Company under his existing employment agreement as a Special Adviser to the Executive Chairman of the Company, focusing on strategic initiatives and alliances was provided under his existing employment agreement.

On June 16, 2015, the Company entered into an employment agreement with Peter H. Woodward, effective June 3, 2015 (the “Woodward Employment Agreement”), pursuant to which Mr. Woodward served as Chief Executive Officer of the Company. The Woodward Employment Agreement has a one-year term and is terminable by either party for any reason upon thirty (30) days’ written notice. The Woodward Employment Agreement also terminates upon Mr. Woodward’s death or disability. If not earlier terminated, the Employment Agreement will renew automatically for successive one-year renewal terms unless either party gives the other party sixty (60) days advance notice of such party’s intent not to renew.

Pursuant to the Woodward Employment Agreement, Mr. Woodward (i) received an annual base salary of $200,000 per year, (ii) is eligible to receive an annual bonus in accordance with terms of incentive compensation plans to be adopted by the Company in its sole and exclusive discretion and (iii) is eligible to participate in any health, disability and group life insurance plans or other perquisites and fringe benefits that the Company extends generally to employees of the Company at the executive officer level.

During the term of the Woodward Employment Agreement and thereafter, Mr. Woodward has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating to his service to the Company. Additionally, Mr. Woodward has agreed that, during the term of employment and for a six-month period thereafter, he will not (i) compete with the Company, (ii) solicit employees or independent contractors of the Company to terminate their relationship with the Company, or (iii) solicit or do business with any customers or clients of the Company who were customers or clients during the twelve-months prior to the termination of his employment or prospective clients of the Company during the six-month period prior to the termination of his employment.

In connection with the Woodward Employment Agreement, Mr. Woodward received a non-qualified stock option award (“Woodward Option”) under the Cartesian, Inc. Equity Incentive Plan for 200,000 shares of the Company’s common stock having an exercise price of $3.34 per share. The Company and Mr. Woodward entered into a Stock Option Agreement dated June 16, 2015 (the “Woodward Stock Option Agreement”) with respect to the Woodward Option. The Woodward Option expires on June 16, 2025. The Woodward Option will vest only if the price of the Company’s common stock reaches certain price targets, as follows:

•	The Woodward Option will vest with respect to 75,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $4.00 per share;
•	The Woodward Option will vest with respect to an additional 75,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $5.00 per share; and
•	The Woodward Option will vest with respect to an additional 50,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $6.00 per share

If Mr. Woodward ceases to be an employee for any reason other than having been terminated by the Company for cause (in which case the Woodward Option will expire on the termination date), Mr. Woodward may exercise that portion of the Woodward Option that was vested as of the termination date until the earlier of (i) the expiration date of the Woodward Option and (ii) five years after the termination date.

John C. Ferrara, Former Chief Financial Officer

John C. Ferrara resigned as Chief Financial Officer of the Company effective November 15, 2017.

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Employment Agreement. On September 29, 2015, the Company entered into an employment agreement with Mr. Ferrara (the “Ferrara Employment Agreement”), pursuant to which Mr. Ferrara became the Company’s Chief Financial Officer (principal financial officer and principal accounting officer). Mr. Ferrara assumed the Chief Financial Officer position effective October 15, 2015. The Ferrara Employment Agreement had a one-year term, unless terminated earlier. If not terminated earlier, the Ferrara Employment Agreement would renew automatically for successive one-year renewal terms unless either party gave the other party 60 days advance notice of such party’s intent not to renew.

Pursuant to the Ferrara Employment Agreement, Mr. Ferrara: (i) received an annual base salary of $250,000 per year, which would be reviewed annually and adjusted upward as deemed appropriate by the Board’s Compensation Committee; (ii) was eligible to receive an annual bonus of up to 50% of his annual base salary based on his achievement of personal and Company objectives as agreed between Mr. Ferrara and the Board’s Compensation Committee; (iii) was eligible to participate in any health, disability and group life insurance plans or other perquisites and fringe benefits that the Company extends generally to the Company’s officers; (iv) was entitled to reimbursement of reasonable business expenses; and (v) was entitled to relocation benefits consisting of a $6,000 cash payment per month until Mr. Ferrara’s current home was sold (capped at $36,000 in aggregate cash payments and subject to gross-up to cover taxes) and up to a $10,000 cash reimbursement of moving expenses. In addition, Mr. Ferrara was entitled to 100,000 non-qualified stock options which vest as follows: (i) 37,500 vest when the market closing price of the Company’s common stock is at $4.00 or greater for 30 consecutive days; (ii) 37,500 vest when the market closing price of the Company’s common stock is at $5.00 or greater for 30 consecutive days; and (iii) 25,000 vest when the market closing price of the Company’s common stock is at $6.00 or greater for 30 consecutive days.

During the term of the Ferrara Employment Agreement and thereafter, Mr. Ferrara has agreed to protect and maintain the confidentiality of the Company’s confidential information and trade secrets and to assign to the Company any works relating his service to the Company. Additionally, Mr. Ferrara has agreed that, during the term of his employment and for a one-year period thereafter, he will not (i) compete with the Company, (ii) solicit employees or independent contractors of the Company to terminate their relationship with the Company or (iii) solicit or do business with any customers or clients of the Company who were customers or clients during the twelve-month period prior to the termination of his employment or prospective customers or clients of the Company during the six-month period prior to the termination of his employment.

Amendment to Employment Agreement. On September 28, 2016, the Company entered into an Amendment #1 (“Amendment #1”) to the Ferrara Employment Agreement. In Amendment #1, the parties amended the stock option award that was to be granted to Mr. Ferrara under the Ferrara Employment Agreement, but that was never granted.

Pursuant to Amendment #1, Mr. Ferrara is entitled to a grant of 50,000 non-qualified stock options which vest as follows: (i) 16,666 vest when the market closing price of the Company’s common stock is at $4.00 or greater for 30 consecutive days; (ii) 16,666 vest when the market closing price of the Company’s common stock is at $5.00 or greater for 30 consecutive days; and (iii) 16,667 vest when the market closing price of the Company’s common stock is at $6.00 or greater for 30 consecutive days. The options are also subject to accelerated vesting in connection with a change of control. The exercise price of the options was the greater of (1) $1.25 or (2) the market closing price on the date of grant by the Compensation Committee. All other terms of his agreement continued in full force and effect.

Confidential Severance Agreement and Full and General Release, and Related Agreements. On November 2, 2017, Mr. Ferrara provided formal notice to the Company that he would resign from his position as Chief Financial Officer of the Company, effective November 15, 2017. In connection with Mr. Ferrara’s resignation, the Company and Mr. Ferrara negotiated agreements relating to his separation from the Company, including a Confidential Severance Agreement and Full and General Release, an Amendment #2 to the Employment Agreement between the Company and Mr. Ferrara, dated September 28, 2015, and an Amended Stock Option Agreement.

Under the Severance Agreement, Mr. Ferrara is entitled to receive the following compensation, less all applicable withholdings and taxes: (i) his base salary and accrued but unpaid vacation time through the separation date; (ii) severance pay consisting of six (6) months of base salary (payable over six (6) months according to the Company’s then regular payroll schedule); (iii) payment by the Company of the first six (6)

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months of premium for any COBRA coverage Mr. Ferrara’s elects through the Company, if any; and (iv) reimbursement from the Company for reasonable business expenses incurred prior to his resignation. If a Change of Control (as defined in Section 13(c) of Mr. Ferrara’s Employment Agreement) occurs within three (3) months after the separation date, the severance pay will increase to twelve (12) months of base salary and the COBRA benefits will increase to twelve (12) months. In addition, under the Severance Agreement and related agreements, the vesting of the 50,000 non-qualified stock options granted to Mr. Ferrara on September 28, 2016 was accelerated so that the stock options fully vested as of November 14, 2017. The exercise price of the stock options is $1.25 per share. The option was exercisable for a period of four months after the date of termination.

In the Severance Agreement, Mr. Ferrara agreed to a general release of claims in favor of the Company and its affiliates and customary non-disparagement provisions, and agreed to comply with the non-disclosure, non-solicitation and non-competition obligations in his Employment Agreement.

Retirement Benefits.

The Company’s named executive officers are eligible to participate in the following retirement plans:

Mr. Woodward and Mr. Ferrara participated in the Company’s standard 401(k) plan, which is available to all U.S. Company employees. For fiscal year 2017, Mr. Hill participated in the Company’s standard 401(k) plan. In fiscal years 2017 and 2016, the Company matched fifty percent of the first six percent of deferred salary the employee contributed to the plan (subject to IRS maximums). Material severance terms for named executive officers are outlined above in the descriptions of the Employment Agreements. Mr. Ranaghan participates in the Company’s pension plan available to U.K. Company employees, and Mr. Hill participated in that plan prior to his relocation to the U.S.

Outstanding Equity Awards at 2017 Fiscal Year End

The following table provides information regarding outstanding stock options and unvested restricted stock held by each named executive officer as of December 30, 2017

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(d)		(e)	(f)	(g)	(h)	(i)	(j)
Donald J. Tringali	—	—		—	—	12,500 (1)	2,000	—	—
	—	—		—	—	—	—	—	—
Dermod Ranaghan	—	—		—	—	—	—	—	—
	—	—		—	—	—	—	—
William Hill	—	75,000	(3)	1.25	September 28, 2026	—	—	—	—
	—	—		—	—	—	—
Peter Woodward	—	200,000	(2)	3.34	June 16, 2025	—	—	—	—
	20,000			4.12	March 11, 2024	—	—	—	—
John Ferrara	—	50,000	(4)	1.25	September 28, 2026	—	—	—	—
(1)	The service-based restricted stock award granted to Mr. Tringali vests on July 25, 2018.
(2)	This stock option granted to Mr. Woodward vests with respect to 75,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $4.00 per share, with respect to an additional 75,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $5.00 per share, and with respect to an additional 50,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $6.00 per share.
(3)	The stock option granted to Mr. Hill vests with respect to 25,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $4.00 per share, with respect to an additional 25,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30)

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consecutive trading day period equals or exceeds $5.00 per share, and with respect to an additional 25,000 shares if at any time the closing market price of the Company’s common stock on each day during a thirty (30) consecutive trading day period equals or exceeds $6.00 per share. The option is also subject to accelerated vesting in connection with a change of control.

(4)	This stock option granted to Mr. Ferrara expired in March 2018.
(5)	The market value of the service-based restricted stock award is based on the closing market price of our common stock as of December 30, 2017 (the last trading day in the 2017 fiscal year), which was $0.16 per share.

DIRECTOR COMPENSATION

This section describes the compensation paid to our non-employee directors and includes a description of the compensation program for directors for 2017.

Director Compensation Program

For the fiscal year ended December 30, 2017, the non-employee directors were paid annual retainers and meeting fees in accordance with the following fee schedules (annual retainers were prorated for the respective portion of the fiscal year such fees were in effect):

Type	Amount ($)
Annual Chairman Retainer (through October 5, 2017)(1)	15,000
Monthly Chairman Retainer (after October 5, 2017)(1)	15,000
Annual Director Retainer	25,000
Annual Audit Committee Chair Retainer	10,000
Annual Compensation Committee Chair Retainer	5,000
Annual Nominating and Corporate Governance Committee Chair Retainer	5,000
Annual Committee Membership Retainer	2,000
Per Meeting Fee for Board of Directors Meetings (in person or telephonic)	—
Per Meeting Fee for Committee Meetings (in person or telephonic) other than the Strategic Review Committee	—
Per Meeting Fee for Committee Members for Strategic Review Committee Meetings (in person or telephonic)(2)	500
Per Meeting Fee for Committee Chair for Strategic Review Committee Meetings (in person or telephonic)(2)	700
(1)	The Chairman retainer was adjusted upon appointment of an Executive Chairman of the Company on October 6, 2017.
(2)	In 2016, the Board formed the Strategic Review Committee to lead the process of exploring strategic alternatives to enhance shareholder value. The members of the Committee are Donald J. Tringali, Robert J. Currey, Micky K. Woo and Thomas A. Williams.

We also reimburse directors for their expenses in attending Board and committee meetings. Non-employee directors have received equity grants from time to time in the past pursuant to our Equity Incentive Plan. The Board of Directors generally grants each new director an equity award in the form of a stock option or restricted stock award in the amount of 20,000 shares that has a one-year vesting period.

2017 Compensation

The following table provides information regarding the compensation of our non-employee directors in fiscal year 2017. Compensation for Messrs. Tringali and Woodward for their service as non-employee directors in fiscal year 2017 is included in “Executive Compensation — Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Robert J. Currey	47,500	14,200	61,700
Micky K. Woo	35,000	14,200	49,200
Thomas A. Williams	41,950	14,200	56,150
(1)	This column represents the fair value of restricted stock awards granted to these directors and is consistent with the grant date fair value of the awards computed in accordance with ASC 718. Pursuant to SEC rules, the amounts shown reflect the actual or probable

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outcome of any performance conditions that affect the vesting of awards and exclude the impact of estimated forfeitures related to service-based vesting conditions. For assumptions used in determining these values, refer to Note 5 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017, as filed with the SEC.

The table below shows the aggregate number of shares underlying outstanding nonvested stock awards held by our non-employee directors as of December 30, 2017. These nonvested shares vest on July 25, 2018.

Name	Nonvested shares
Robert J. Currey	12,500
Micky K. Woo	12,500
Thomas A. Williams	12,500

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Indemnification Agreements

Senior officers and directors of the Company have entered into indemnification agreements with the Company, each in a form approved by the Company’s Board of Directors and previously disclosed by the Company. A copy of the form of Indemnification Agreement was filed as Exhibit 10.2 to our Registration Statement on Form S-1 filed with the SEC on September 20, 1999 and is available on the SEC’s website (www.sec.gov). The Board of Directors also authorized the Company to enter into indemnification agreements with future directors and senior officers of the Company that may be designated from time to time by the Board. The indemnification agreements supplement and clarify existing indemnification provisions of the Company’s Certificate of Incorporation and Bylaws and, in general, require the Company, to the extent permitted under applicable law, to indemnify such persons against all expenses, judgments and fines incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Company or any other enterprise to the extent they assumed those responsibilities at the direction of the Company. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and costs and other determinations with respect to indemnification.

Strategic Alliance and Investment by Elutions, Inc.

On February 25, 2014, the Company entered into an investment agreement (the “Investment Agreement”) with Elutions, Inc. (“Elutions”) a provider of operational business intelligence solutions. Under the Investment Agreement, the Company agreed to issue and sell shares of common stock to Elutions and to issue stock purchase warrants to Elutions, and the parties agreed that a subsidiary of Elutions would loan funds to a subsidiary of the Company. On March 18, 2014, the Company and Elutions completed the closing (the “Closing”) of the transactions contemplated under the Investment Agreement.

At the Closing, (a) the Company issued and sold 609,756 shares of common stock to Elutions at a price of $3.28 per share, for an aggregate purchase price of $2,000,000, (b) the Company’s subsidiary, Cartesian Limited, issued a promissory note (the “Note”) payable to Elutions Capital Ventures S.à r.l, a subsidiary of Elutions, in an aggregate original principal amount of $3,268,664, payable in equivalent Great Britain Pounds Sterling, and the Company issued to Elutions a Common Stock Purchase Warrant (Tracking) related to the Note to purchase 996,544 shares of common stock of the Company for $3.28 per share (the “Tracking Warrant”), and (c) the Company issued to Elutions a Common Stock Purchase Warrant (Commercial Incentive) pursuant to which Elutions can earn the right to purchase up to 3,400,000 shares of common stock of the Company at prices ranging from $3.85 per share to $4.85 per share based on the Company’s financial results related to certain customer contracts obtained jointly by the Company and Elutions (the “Incentive Warrant”). The Incentive Warrant and the Tracking Warrant are referred to collectively below as the “Warrants”.

As a result of the transaction, Elutions and certain affiliates became the beneficial owners of more than five percent of the Company’s outstanding common stock. According to a Schedule 13D filed on March 7, 2014, as amended on March 19, 2014, May 22, 2014, June 18, 2014 and December 5, 2017, each of Elutions, Engage Networks, Inc., Astra Family Holdings, LLC, Leventi Irrevocable Trust, William Doucas and Elizabeth Doucas may be deemed to beneficially own a total of 1,606,300 shares of common stock of the Company, consisting of 609,756 shares of common stock issued to Elutions, 996,544 shares of common stock issuable upon exercise of

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the Tracking Warrant issued to Elutions and 79,286 shares of Common Stock issuable upon exercise of the Incentive Warrant issued to Elutions. Such shares constitute approximately 16.1% of the outstanding shares of common stock of the Company (including as outstanding, for purpose of such calculation, the shares issuable upon exercise of the Tracking Warrant and shares currently issuable upon exercise of the Incentive Warrant).

The Investment Agreement contains a number of agreements and covenants, including (i) certain affirmative and negative covenants relating to the Note applicable to the Company and its subsidiaries, (ii) an agreement of the Company to assign to Elutions certain customer contracts obtained jointly with Elutions if a competitor acquires control of the Company, (iii) confidentiality restrictions applicable to both parties, (iv) a standstill agreement of Elutions, (v) an agreement of the parties to negotiate in good faith for the purchase by Elutions of additional shares of Common Stock equal to 6.5% of outstanding shares from the Company or in open market purchases if Elutions then owns or is vested with the right to acquire 38.5% of the shares of Common Stock then outstanding, subject to any applicable stockholder approval requirements, (vi) the grant of a right of first offer to Elutions to loan funds to the Company in the future if the Company intends to incur or assume indebtedness, subject to certain exceptions, (vii) a grant of pre-emptive rights to Elutions with respect to future issuances and sales of equity securities by the Company, subject to certain exceptions, (viii) the right of Elutions to designate one member of the Board of Directors of the Company if it meets certain ownership thresholds, and (ix) restrictions on the issuance by the Company of options, warrants or similar rights or convertible securities, other than with respect to certain excluded issuances.

Promissory Note

The Note issued at Closing by the Company’s subsidiary, Cartesian Limited, in the aggregate original principal amount of $3,268,664, bears interest at the rate of 7.825% per year, payable monthly, and matures on March 18, 2019. The Note must be redeemed by Cartesian Limited upon notification by the holder at any time upon 30 days notice and may be prepaid by Cartesian Limited at any time. The obligations of Cartesian Limited under the Note are guaranteed by the Company pursuant to a Guaranty entered into by the Company at Closing and are secured by certain assets relating to client contracts involving Elutions pursuant to a Security Agreement entered into by the Company and Elutions at Closing. Amounts outstanding under the Note may be applied to the exercise price of the Company’s common stock under the Tracking Warrant. Upon occurrence of an event of default, the Note would bear interest at 9.825% per year and could be declared immediately due and payable. The Company’s subsidiary paid a total of approximately $1,102,000 in interest to the affiliate of Elutions under the Note from the date of issuance of the Note through April 4, 2018.

Tracking Warrant

Under the Tracking Warrant, Elutions may acquire 996,544 shares of common stock of the Company for $3.28 per share at any time and from time to time through March 18, 2020. The Company may require Elutions to exercise the Tracking Warrant at any time (i) after 18 months if the trading price of the Company’s common stock exceeds $5.50 per share for a specified period of time and the Company meets certain cash and working capital thresholds and (ii) after 30 months if the Company meets certain cash and working capital thresholds. To the extent amounts are outstanding under the Note, Elutions and the Company (if the Company is requiring exercise of the Tracking Warrant by Elutions as described above) may offset such amounts against the exercise price for shares of common stock acquired under the Tracking Warrant. The Tracking Warrant expires if the Note is redeemed as a result of notification of redemption by the holder.

Incentive Warrant

Under the Incentive Warrant, Elutions can earn the right to purchase up to 3,400,000 shares of common stock of the Company at prices ranging from $3.85 per share to $4.85 per share based on the Company’s financial results as described below. The Incentive Warrant expires on March 18, 2020. The right to exercise the Incentive Warrant to acquire shares is subject to satisfaction of certain performance conditions based on revenues or cash received by the Company under customer contracts acquired jointly with Elutions through a five-year period from March 18, 2014 until March 18, 2019. The Incentive Warrant may vest upon satisfaction of the performance conditions during the five-year period. The number of shares of common stock for which the Incentive Warrant may vest during each fiscal quarter in the five-year period under the vesting provisions shall equal, without duplication, four percent of revenues recognized for such fiscal quarter and four percent of cash recognized or received by the Company during such quarter, for which revenues will be recognized in the future.

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In addition, the right to acquire shares may vest at the end of the five-year period for contracts that have been signed and with respect to which revenues are expected to be earned or cash is expected to be received after the end of the five-year period. The exercise price increases $0.25 per year for shares earned in each year of the five-year period and is payable in cash, provided that Elutions has the right to utilize a cashless exercise procedure to acquire shares of common stock under the Incentive Warrant for a limited period of time each year after the right to acquire such shares vests. Any shares utilized to exercise such cashless exercise right will not reduce the maximum number of shares that may be earned and acquired under the Incentive Warrant, but shares utilized to pay the exercise price would no longer be treated as locked in or vested under the Incentive Warrant. Elutions earned the right to acquire up to 82,353 shares of Common Stock at exercise prices ranging from $3.85 per share to $4.60 per share under the Incentive Warrant for the period from March 18, 2014 through April 4, 2018 under customer contracts acquired jointly with Elutions within the meaning of the Incentive Warrant.

Additional Warrant Provisions

Each of the Warrants has economic anti-dilution protection provisions which provide for adjustments to the exercise price and the number of shares of common stock which may be acquired pursuant to the Warrants in the event of issuances of shares of common stock by the Company at a price less than the 30-day volume weighted average trading price at the time of issuance, subject to a number of exceptions. Each of the Warrants also permits Elutions (subject to certain exceptions) to purchase shares in future equity offerings made by the Company on a pro rata basis to all stockholders, with such participation right based upon the maximum number of shares that may be purchased under the Warrant. No adjustments have been made under the economic anti-dilution provisions of the Warrants.

Registration Rights Agreement

At Closing, the Company and Elutions entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has obligations to register for resale the shares of common stock issued under the Investment Agreement and the Warrants. Under the Registration Rights Agreement, the Company granted certain piggyback registration rights to Elutions and agreed to file and maintain a resale shelf registration statement for the benefit of Elutions. The resale shelf registration was filed with the SEC on August 12, 2014 and was declared effective on August 26, 2014.

Commercial Relationship

The Investment Agreement and the agreements and instruments described above are part of a strategic relationship between the Company and Elutions. As part of the strategic relationship, the parties entered into certain commercial framework documents, including a Market Development Agreement and related Inventory Agreement, on February 25, 2014, and enter into client agreements and bilateral agreements from time to time in the ordinary course of business outlining the terms of the parties’ commercial relationship with respect to business development and providing products, solutions and services to clients. The parties have agreed to a term of five years, with automatic two-year renewals unless notice is given, and subject to termination rights in certain events. The Company has agreed to restrictions during the term and for two years thereafter in regard to solutions or services that are substantially similar to or competitive with certain solutions or services of Elutions, and each party has agreed not to hire the other party’s employees during the same period.

The parties have agreed on a general framework for pursuing, entering into and implementing customer contracts, which includes providing for joint and separate client pursuits and marketing on an initial and ongoing basis, procedures for contracting with clients, procedures for interface between the parties, limited exclusivity requirements of Elutions relating to identified prospects and clients of the Company, intellectual property rights of Elutions to its products and related restrictions, restrictions regarding use of confidential information, limitations on liability of the parties, independent contractor status of the parties, limitations on publicity by the parties, and dispute resolution, including arbitration. The parties have agreed to jointly market Elutions’ Maestro Technology Solutions to certain specified clients and prospects of the Company and to use commercially reasonable efforts to meet certain sales goals. With respect to projects with prospects identified by the Company, the Company may act as project manager for which it receives a fee to be agreed upon. Elutions provides all other services and is entitled to receive the corresponding revenues from the project relating to such services.

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The Company may also act as prime contractor if agreed by the parties. If the Company acts as prime contractor on a project and stocks inventory acquired from Elutions as required by the agreements, other than with respect to the initial inventory order described below, the Company is allowed to provide such inventory to the client on the project.

The parties also agreed to a framework for certain initial inventory orders and reorders by the Company from Elutions, and related commitments, timing and pricing procedures, when the Company is the prime contracting party under certain client statements of work. With respect to the required initial inventory order, during the third quarter of 2014, the Company acquired $3.0 million in inventory from Elutions. Under the Market Development Agreement, if the Company had not sold 75% of such inventory acquired from Elutions within one year after acquisition, Elutions is required upon request of the Company to source its requirements for future projects in the U.S. or U.K. from such inventory subject to a 10% discount against the Company’s purchase price until the Company has exhausted such inventory. In fiscal 2015, the Company requested that Elutions source its requirements for future projects from the inventory that was acquired by the Company from Elutions in July 2014. With respect to the inventory acquired from Elutions, the Company recorded an inventory adjustment of $300,000 during the second quarter of fiscal year 2015 and recorded an impairment of the inventory value of $0.2 million, $0.3 million and $2.1 million during fiscal years 2017, 2016 and 2015, respectively. As of April 4, 2018, the Company has not sold or licensed any of the initial inventory acquired from Elutions and has not acquired any additional inventory from Elutions.

The parties intend that specific pricing and allocation provisions and other specific commercial terms will be included in individual client statements of work, subject to mutually agreed gross margin requirements for the benefit of the Company. In connection with the customer agreement entered into by the Company in 2014, the Company entered into a subcontract with Elutions. Under the subcontract, Elutions agreed to provide all services in accordance with the customer agreement except for project management services, to be provided by the Company. In January 2017, the Company entered into an amendment to the customer agreement and an amendment to the subcontract with Elutions. The amendments increase the number of customer sites deployed and extend the term of the original agreement. The Company currently estimates total additional license payments to Elutions under the amendment to the subcontract are approximately $0.4 million.

As of April 4, 2018, the Company has paid approximately $2,100,000 to Elutions under the subcontract, and the Company currently estimates total remaining license payments to Elutions under the subcontract as amended would total approximately $0.6 million over their term, with additional amounts payable to Elutions based upon energy savings achieved by the customer. Elutions also agreed in the subcontract to provide all equipment required under the customer agreement, and the Company agreed to advance to Elutions $400,000 of the equipment deployment cost. Elutions is required to repay the advanced amount plus interest at the rate of 5.5% per annum. The funds are netted directly from the customer’s annual payments. As of April 4, 2018, a total of approximately $50,600 of interest has accrued on the Company’s financing of equipment, of which approximately $38,000 has been paid to the Company to date.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company’s Common Stock as of April 9, 2018 (including options to purchase Common Stock exercisable within sixty days after such date), by (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the named executive officers, and (iv) all directors and executive officers of the Company as a group. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted, all stockholders set forth below have the same principal business address as the Company.

	Shares Beneficially Owned
Beneficial Owners	Total Number	Percent(1)
5% Stockholders (excluding executive officers or directors):
Elutions, Inc.(2) 601 East Twiggs Street Tampa, FL 33602	1,688,653	16.1%
Hershey Strategic Capital, LP(3) 888 7th Avenue, 17th Floor, New York, NY 10019	715,000	7.6%
Potomac Capital Partners L.P.(4) 825 Third Avenue, 33rd Floor, New York, NY 10022	780,188	8.3%
Richard P. Nespola(5) 225 Quimby Lane, Bridgehampton, NY 11932	547,427	5.8%

Named Executive Officers & Directors:
Peter H. Woodward(6)	232,513	2.5%
Dermod Ranaghan	24,199	*
William Hill	51,372	*
John C. Ferrara(7)	—	—
Robert J. Currey(8)	94,700	*
Donald J. Tringali(9)	37,500	*
Thomas A. Williams(10)	32,500	*
Micky K. Woo(11)	426,404	4.5%
All directors and executive officers as a group (7 persons)(12)	899,188	9.5%
*	Less than 1% of the outstanding shares of Common Stock.
(1)	Calculation of percentage of beneficial ownership includes the assumed exercise of options and warrants to purchase Common Stock by only the respective named stockholder that are vested or that will vest within 60 days of April 4, 2018.
(2)	Based on information provided by Elutions, Inc., Engage Networks, Inc., Astra Family Holdings, LLC, Leventi Irrevocable Trust, William Doucas and Elizabeth Doucas (collectively, the “Elutions Parties”), in a Schedule 13D filed on March 7, 2014, as amended by Amendments No. 1, 2, 3 and 4 on March 19, 2014, May 22, 2014, June 23, 2014 and December 5, 2017, respectively. According to the Schedule 13D/A, (i) the total number of shares includes 609,756 shares of Common Stock, 996,544 shares of Common Stock that may be purchased pursuant to a Common Stock Purchase Warrant (Tracking Warrant) and 79,286 shares of Common Stock that may be purchased pursuant to a Common Stock Purchase Warrant (Incentive Warrant) and (ii) the Elutions Parties share voting and dispositive power over all the shares of Common Stock and the Common Stock Purchase Warrants.
(3)	Based on information provided by Hershey Management I, LLC, Hershey Strategic Capital, LP, and Hershey Strategic Capital GP, LLC in a Schedule 13G/A filed on February 9, 2018. According to the Schedule 13G/A, Hershey Management I, LLC, Hershey Strategic Capital, LP, and Hershey Strategic Capital GP, LLC have sole voting and dispositive power over 715,000 shares of Common Stock.
(4)	Based on information provided by Paul J. Solit; Potomac Capital Management Inc., Potomac Capital Management V LLC and Potomac Capital Partners V, LP in a Schedule 13G/A filed on January 29, 2018. According to the Schedule 13G/A, each of Paul J. Solit; Potomac Capital Management Inc., Potomac Capital Management V LLC and Potomac Capital Partners V, LP has sole voting and dispositive power over 585,380 shares of Common Stock and Paul J. Solit has sole voting and dispositive power over 194,808 additional shares of Common Stock.
(5)	Based upon information provided by Mr. Nespola to the Company in connection with the 2013 annual meeting of stockholders. According to that information, Mr. Nespola disclaims beneficial ownership of 101,315 shares of Common Stock held by the Quimby Lane 2002 Trust, which is an irrevocable grantor trust of which Mr. Nespola’s spouse and adult son are the sole beneficiaries.
(6)	Includes 20,000 exercisable stock options.

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(7)	Based upon a Form 4 filed by Mr. Ferrara on September 30, 2016. Mr. Ferrara’s employment with the Company ended on November 15, 2017.
(8)	Includes 12,500 shares of unvested restricted stock scheduled to vest on July 25, 2018.
(9)	Includes 12,500 shares of unvested restricted stock scheduled to vest on July 25, 2018.
(10)	Includes 12,500 shares of unvested restricted stock scheduled to vest on July 25, 2018.
(11)	Includes 200,000 shares held by the Woo 2014 Family Trust, 198,904 shares held by the Micky K. Woo Trust, and 15,000 shares held by Growth Unlimited, Inc. Includes 12,500 shares of unvested restricted stock scheduled to vest on July 25, 2018.
(12)	Includes 20,000 exercisable stock options.

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